Exhibit 99.100

Execution Version

UNDERWRITING AGREEMENT

March 7, 2022

enCore Energy Corp.

101 N. Shoreline Blvd, Suite 450

Corpus Christi,

Texas 78401

Attention:	William Sheriff, Executive Chairman

Dear Sir:

Based upon and subject to the terms and conditions set out in this Agreement, Clams Securities Inc. (“Claros”), as lead underwriter and sole book-runner, together with PI Financial Corp., and Red Cloud Securities Inc. (collectively with Clams, the “Underwriters”) hereby offer to purchase, on a “bought deal” basis, severally and not jointly in their respective proportions set out in Section 16 of this Agreement, from enCore Energy Corp (the “Company”), and the Company hereby agrees to sell to the Underwriters on the Closing Date (as defined herein), 17,050,298 units of the Company (the “Offered Units”), at a price of

$1.53 per Offered Unit (the “Offering Price”), for aggregate gross proceeds to the Company of $26,086,955.94. Each Offered Unit shall consist of one Common Share (as defined herein) (each a “Unit Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). The Warrants will be issued on the Closing Date pursuant to a warrant indenture to be dated as of the Closing Date between Computershare Trust Company of Canada (the “Warrant Agent”) and the Company (the “Warrant Indenture”). Each Warrant will entitle the holder to purchase one Common Share (each, a “Warrant Share”) at a price of $2.00 for a period of24 months following the Closing Date.

In addition, the Company hereby grants an option (the “Over-Allotment Option”) to the Underwriters entitling the Underwriters to acquire from the Company, on and subject to the terms and conditions contained herein, in whole or in part, at any time, and from time to time, until the 30th date following the Closing Date, up to 2,557,544 additional Offered Units (the “Additional Units”) at the Offering Price for additional gross proceeds of up to $3,913,042.32. The Over-Allotment Option will be exercisable to purchase: (i) Additional Units at the Offering Price, (ii) additional Unit Shares (the “Additional Shares”) at a price of $1.50 per Additional Share, (iii) additional Warrants (“Additional Warrants”) at a price of $0.03 per one Additional Warrant, or (iv) any combination thereof, so long as (A) the number of Additional Units does not exceed 2,557,544, (B) the number of Additional Shares does not exceed 2,557,544, and (C) the number of Additional Warrants (including Warrants forming part of the Additional Units) does not exceed 1,278,772. The Underwriters shall be under no obligation whatsoever to exercise the Over- Allotment Option in whole or in part.

Unless otherwise specifically referenced or unless the context otherwise requires, the Offered Units, Unit Shares and Warrants and the Additional Units, Additional Shares and/or Additional Warrants are collectively referred to herein as the “Offered Securities”, all references to “Offered Units” herein shall include the Additional Units, all references to “Unit Shares” herein shall include the Common Shares comprising the Additional Units and the Additional Shares, all references to “Warrants” herein shall include the Warrants comprising the Additional Units and the Additional Warrants, all references to “Warrant Shares” herein shall include the Common Shares issuable upon exercise of the Warrants comprising the Additional Units and the Additional Warrants, and the offering of the Offered Securities by the Company is hereinafter referred to as the “Offering”.

The Offered Units may be distributed in each of the provinces of Canada other than Quebec (the “Qualifying Jurisdictions”) pursuant to the Final Prospectus (as defined herein). Subject to applicable law, including Canadian Securities Laws (as defined herein) and U.S. Securities Laws (as defined herein), and the terms of this Agreement, the Offered Units may also be distributed outside Canada where they may be lawfully sold on a basis exempt from the prospectus, registration and similar requirements of any such jurisdictions, including the United States in accordance with Schedule “B” hereto.

The Underwriters shall be entitled (but not obligated) in connection with the Offering to retain as subagents other registered securities dealers for the purposes of arranging for purchases of the Offered Units (each, a “Selling Firm”), at no additional cost to the Company. The fee payable to any Selling Firm shall be for the account of the Underwriters.

The Underwriters agree that up to an aggregate of 816,993 Offered Units may be allocated to certain (i) insiders, shareholders and affiliates of the Company, and (ii) persons who are not institutions or otherwise clients of the Underwriters (collectively, the “President’s List Purchasers”), provided that the President’s List Purchasers shall be identified by the Company and agreed to by the Underwriters at least three Business Days (defined herein) prior to the Closing Date and that the issuances of Offered Units to such President’s List Purchasers comply with applicable Securities Laws (as defined herein).

In consideration of the services of buying and distributing the Offered Securities and other ancillary services related thereto to be rendered by the Underwriters hereunder, the Underwriters will receive a cash fee (the “Underwriters’ Commission”) equal to (i) 5.5% of the gross proceeds received by the Company from the Offering (including any gross proceeds from the sale of the Additional Units, Additional Shares and/or Additional Warrants), other than in respect of gross proceeds from the sale of Offered Units to President’s List Purchasers; and (ii) 2.5% of the gross proceeds received by the Company from the sale of Offered Units to President’s List Purchasers. The Underwriters’ Commission shall be satisfied by set-off against a like portion of the purchase price payable by the Underwriters for such Offered Securities in accordance with Section 6 of this Agreement.

As additional consideration for such services to be rendered by the Underwriters hereunder, the Underwriters shall be issued Compensation Options (the “Compensation Options”) equal to: (i) 5.5% of the aggregate number of Offered Units sold hereunder (including from the sale of the Additional Units, Additional Shares and/or Additional Warrants), other than in respect of the number of Offered Units sold to President’s List Purchasers; and (ii) 2.5% of the aggregate number of Offered Units sold hereunder to President’s List Purchasers. The Compensation Options will be qualified for distribution under the Final Prospectus. Each Compensation Option will entitle the holder to purchase one Common Share (each, a “Compensation Option Share”) at the Offering Price for a period of 24 months following the Closing Date. If the Compensation Options are unavailable for any reason, it is agreed that the Company shall pay the Underwriters other compensation of comparable value to the Compensation Options. Such other compensation shall be agreed to between the Company and the Underwriters, each acting reasonably.

The parties acknowledge that the Offered Units, the Unit Shares, the Warrants and the Warrant Shares have not been and will not be registered under the U.S. Securities Act (as defined herein) or the securities laws of any state of the United States (as defined herein) and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. Persons (as defined herein), except pursuant to exemptions from the registration requirements of the U.S. Securities Act and the applicable laws of any state of the United States in the manner specified in this Agreement and pursuant to the representations, warranties, acknowledgments, agreements and covenants of the Company and the Underwriters and the U.S. Affiliates (as defined herein) contained in Schedule “B” hereto. All actions to be undertaken by the Underwriters in the United States in connection with the matters contemplated herein shall be undertaken through one or more of the U.S. Affiliates.

DEFINITIONS AND INTERPRETATION

In this Agreement:

“Additional Shares” has the meaning given to that term in the second paragraph of this Agreement;

“Additional Units” has the meaning given to that term in the second paragraph of this Agreement;

“Additional Warrants” has the meaning given to that term in the second paragraph of this Agreement;

“affiliate”, “associate”, “distribution”, “material change”, “material fact”, and “misrepresentation” have the respective meanings given to them in the Ontario Act;

“Agreement” means this Underwriting Agreement and not any particular article or section or other portion except as may be specified and words such as “hereof’, “hereto”, “herein” and “hereby” refer to this Agreement as the context requires;

“Applicable Laws” means, in relation to any person, the Company, the Subsidiaries, the Business or the Offering, all applicable laws, including Environmental Laws, statutes, Authorizations, ordinances, decrees, rules, regulations, by-laws, legally enforceable policies, codes or guidelines, judicial, arbitral, administrative, ministerial, departmental or regulatory judgements, orders, decisions, directives, rulings, subpoenas, or awards, and conditions of any grant or maintenance of any approval, permission, certification, consent, registration, authority or licence, any applicable federal or provincial pricing policies, and any other requirements of any Governmental Authority, by which such person is bound or having application to the Business or the Offering and any amendments or supplements to, or replacements and substitutions of, any of the foregoing;

“Authorizations” means any approval, consent, exemption, ruling, authorization (including Environmental Authorizations), notice, license, permit (including an import permit or export permit), or acknowledgement that may be required from any Governmental Authority pursuant to Applicable Law, or which is otherwise required under Applicable Law for the parties to perform their obligations under this Agreement or to conduct the Business;

“Azarga” means Azarga Uranium Corp., a wholly owned subsidiary of the Company acquired by the Company via plan of arrangement on December 31, 2021;

“Azarga’s Auditors” means BDO LLP;

“Azarga BAR” means the business acquisition report of the Company dated February 14, 2022, in respect of the acquisition of Azarga (including as the same may be amended, or amended and restated);

“Azarga Financial Statements” means the unaudited condensed consolidated interim financial statements of Azarga for the period ending September 30, 2021 and the audited consolidated financial statements of Azarga as at and for the years ended December 31, 2020 and 2019, including the notes to such statements and the related auditors’ report on such statements, where applicable, prepared in accordance with IFRS and included in the Azarga BAR;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations promulgated thereunder;

“BCSC” means the British Columbia Securities Commission;

“Bid Letter” means the letter agreement relating to the Offering dated March 1, 2022, as amended on March 1, 2022, in each case, between the Company and Claros;

“Business” means the business of the Company and its Subsidiaries as presently conducted or as proposed to be conducted and as more particularly described in the Disclosure Documents and the Offering Documents;

“Business Assets” means all tangible and intangible property and assets owned (either directly or indirectly), leased, licensed, loaned, operated or used, including all real property, fixed assets, facilities, equipment, inventories and accounts receivable, by the Company and the Subsidiaries in connection with the Business;

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario and Vancouver, British Columbia are not open for business;

“Canadian Securities Commissions” means, collectively, the applicable securities commissions or other securities regulatory authority in each of the Qualifying Jurisdictions;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published policy statements, blanket orders, instruments and notices of the Canadian Securities Commissions and all discretionary orders or rulings, if any, of the Canadian Securities Commissions made in connection with the transactions contemplated by this Agreement;

“CDS” means CDS Clearing and Depository Services Inc.;

“Cibola Share Purchase Agreement” means the share purchase agreement dated August 27, 2021 between the Company and Elephant Capital Corp., relating to the sale of Cibola Resources, LLC;

“Claims” has the meaning given to that term in Section 13(a) hereof;

“Claros” has the meaning given to that term in the first paragraph of this Agreement;

“Closing” means the completion of the issue and sale by the Company and the purchase by the Purchasers or the Underwriters, as applicable, of the Offered Units as contemplated by this Agreement;

“Closing Date” means March 24, 2022 or such other date as the Company and Clams, on behalf of the Underwriters, may agree in writing;

“Closing Time” means 8:30 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Company and Clams, on behalf of the Underwriters, may agree in writing;

“Common Shares” means the common shares in the capital of the Company;

“Company” has the meaning given to that term in the first paragraph of this Agreement;

“Company’s Auditors” means such firm of chartered accountants as the Company may have appointed or may from time to time appoint as auditors of the Company;

“comparables” has the meaning given to that term in NI 44-101;

“Compensation Option Certificates” means the definitive certificates representing the Compensation Options in a form acceptable to the Underwriters and the Company;

“Compensation Option Shares” has the meaning given to that term in the seventh paragraph of this Agreement;

“Compensation Options” has the meaning given to that term in the seventh paragraph of this Agreement;

“Continuing Underwriters” has the meaning given to that term in Section 16 hereof;

“Crownpoint and Hosta Butte Uranium Project” means the Crownpoint and Hosta Butte mineral project located in McKinley County, New Mexico, as described in the Offering Documents;

“Crownpoint and Hosta Butte Technical Report” means the report titled “Crownpoint and Hosta Butte Uranium Project McKinley County, New Mexico, USA Mineral Resource Technical Report National Instrument 43-101 Updated” with an effective date of February 25, 2022;

“Debt Instrument” means any mortgage, note, indenture, loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Company or any Subsidiary is a party or otherwise bound;

“Dewey Burdock Project” means the Dewey Burdock mineral project located in Custer and Fall River Counties, South Dakota, as described in the Offering Documents;

“Dewey Burdock Technical Report” means the report titled “NI 43-101 Technical Report Preliminary Economic Assessment Dewey-Burdock Uranium ISR Project South Dakota, USA” with an effective date of December 3, 2019;

“Disclosure Documents” means, collectively, all of the documentation which has been filed by or on behalf of the Company with the relevant Canadian Securities Commissions pursuant to the requirements of Canadian Securities Laws, including all press releases, material change reports (excluding any confidential material change report), annual information forms, business acquisition reports, management’s discussion and analysis, management information circulars, and financial statements of the Company since December 31, 2020;

“Documents Incorporated by Reference” means all financial statements, management information circulars, annual information forms, management’s discussion and analysis, material change reports, business acquisition reports, marketing materials or other documents filed by the Company or Azarga on SEDAR, whether before or after the date of this Agreement, that are required by Canadian Securities Laws to be incorporated by reference into the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, as applicable;

“Employee Plans” has the meaning given to that term in Section 5(aaaa) hereof;

“Environmental Authorizations” means all Authorizations required under any Environmental Laws to carry on the Business;

“Environmental Laws” means any federal, provincial, state, local or municipal statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of Hazardous Materials or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

“Exchange” means the TSX Venture Exchange;

“Final Prospectus” means the (final) short form prospectus of the Company, including all Documents Incorporated by Reference, to be approved, signed and certified in accordance with the Canadian Securities Laws, relating to the qualification for distribution of the Offered Units and the Compensation Options under Canadian Securities Laws, which is to be filed with the BCSC (as principal regulator) and each of the other Canadian Securities Commissions pursuant to the Passport System;

“Final Receipt” means a receipt for the Final Prospectus issued in accordance with the Passport System;

“Financial Data” means financial information, including the Financial Statements and the Azarga Financial Statements, and statistical and accounting data (other than industry data derived from industry sources or based upon estimates of management of the applicable person);

“Financial Statements” means, collectively: the unaudited condensed consolidated interim financial statements of the Company for the period ending September 30, 2021; the audited consolidated financial statements of the Company as at and for the years ended December 31, 2020 and 2019; and any other financial statements included by the Company in the Documents Incorporated by Reference, including the notes to such statements and the related auditors’ report on such statements, where applicable, prepared in accordance with IFRS;

“Gas Hills Project” means the Gas Hills mineral project located in Fremont and Natrona Counties, Wyoming, as described in the Offering Documents;

“Gas Hills Technical Report” means the report titled “NI 43-101 Technical Report Preliminary Economic Assessment Gas Hills Uranium Project Fremont and Natrona Counties, Wyoming, USA” with an effective date of June 28, 2021;

“Governmental Authority” means any provincial, territorial or federal, and as applicable in the circumstances, any foreign: (a) government; (b) court, arbitral or other tribunal or governmental or quasi-governmental authority of any nature (including any governmental agency, political subdivision, instrumentality, branch, department, official, or entity); (c) body or other instrumentality exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature pertaining to government, authority and includes any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any securities regulatory authority, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; or (d) any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing and any stock exchange or self- regulatory authority and, for greater certainty, includes the Securities Commissions, the Exchange and the Investment Industry Regulatory Organization of Canada;

“Governmental Licenses” has the meaning given to that term in Section 5(ccc) hereof;

“Hazardous Materials” means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, or any successor entity, applicable as at the date on which such principles are applied;

“including” means including without limitation;

“Indemnified Party” or “Indemnified Parties” has the meaning given to that term in Section 13(a) hereof;

“Intellectual Property” means all industrial and other intellectual property rights comprising or relating to (a) trademarks, trade dress, trade and business names, branding, brand names, logos, design rights, corporate names and domain names and other similar designations of source, sponsorship, association or origin, together with the goodwill symbolized by any of the foregoing; (b) internet domain names registered by any authorized private registrar or Governmental Authority, web addresses, web pages, website and URLs; (c) works of authorship, expressions, designs and industrial design registrations, whether or not copyrightable, including copyrights and copyrightable works, software and firmware, data, data files, and databases and other specifications and documentation; (d) inventions, discoveries, trade secrets, business and technical information, know-how, databases, data collections, patent disclosures and other confidential or proprietary information; and (e) all industrial and other intellectual property rights, and all rights, interests and protections that are associated with, equivalent or similar to, or required for the exercise of, any of the foregoing, however arising, in each case whether registered or unregistered, such registered rights including patent, trademark, industrial design, copyright, including all registrations and applications for, and renewals or extensions of, such rights or forms of protection under the Applicable Laws of any jurisdiction in any part of the world;

“IT Systems” has the meaning given to that term in Section 5(hhhh) hereof;

“Kingsville Dome Project” means the Kingsville Dome property located in Kleberg County, Texas, comprised of numerous mineral leases from private landowners, covering an area of approximately 2,434 gross and 2,227 net acres of minerals rights, all of which are held by URI, Inc., a wholly-owned subsidiary of the Company;

“knowledge of the Company” (or similar phrases) means, with respect to the Company, the actual and imputed knowledge of its directors and officers after having made due and diligent enquiry of appropriate and relevant persons and documentation;

“Leased Premises” means the premises which are material to the Company or any Subsidiary, and which the Company or any Subsidiary occupies as a tenant;

“Liens” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

“Losses” has the meaning given to that term in Section 13(a) hereof;

“marketing materials” has the meaning given to that term in NI 41-101;

“Marketing Materials” means the term sheets dated March 1, 2021 and March 2, 2022, in respect of the Offering;

“Marquez-Juan Tafoya Uranium Project” means the Marquez-Juan Tafoya mineral project located in Grants Uranium Mineral District, New Mexico, as described in the Offering Documents;

“Marquez-Juan Tafoya Technical Report” means the technical report titled “Marquez-Juan Tafoya Uranium Project 43-101 Technical Report Preliminary Economic Assessment” with an effective dated of June 9, 2021;

“Material Adverse Effect” means any effect, change, event or occurrence that is, or is reasonably likely to be, materially adverse to the results of operations, condition (financial or otherwise), assets, properties, capital, liabilities (contingent or otherwise), cash flow, income, Business or operations of the Company and its Subsidiaries taken as a whole; provided that a Material Adverse Effect shall not include an adverse effect (or any condition, event or development involving a prospective effect) in the Business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of the Company or its Subsidiaries that arises or results from or is in any way connected with, either directly or indirectly: (i) any matter or prospective matter, either alone or in combination with other matters or prospective matter, either alone or in combination with other matters or prospective matters, that relate to or arise out of a matter that has been publicly disclosed as of the date of this Agreement; and (ii) conditions affecting the mining industry generally;

“Material Agreement” means any material contract, commitment, agreement (written or oral), instrument, lease or other document, including licence agreements and agreements relating to Intellectual Property, to which the Company or any Subsidiary are a party or to which its property or assets are otherwise bound;

“Material Properties” means the Marquez-Juan Tafoya Uranium Project, the Crownpoint and Hosta Butte Uranium Project, the Dewey Burdock Project, the Gas Hills Project, and the Rosita Project;

“Material Subsidiaries” means enCore Energy US Corp., Tigris Uranium US Corp., Neutron Energy, Inc., URI, Inc., Azarga Uranium Corp., Powertech (USA) Inc., URZ Energy Corp., and Ucolo Exploration Corp.;

“MI 11-102” means Multilateral Instrument 11-102 - Passport System;

“Money Laundering Laws” has the meaning given to that term in Section 5(llll);

“NI 41-101” means National Instrument 41-101 - General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions;

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations;

“NP 11-202” means National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions;

“Offered Securities” has the meaning given to that term in the third paragraph of this Agreement;

“Offered Units” has the meaning given to that term in the first and third paragraphs of this Agreement;

“Offering” has the meaning given to that term in the third paragraph of this Agreement;

“Offering Documents” means, collectively, the Preliminary Prospectus, the Final Prospectus, the U.S. Memorandum, the Marketing Materials and any Supplementary Material;

“Offering Price” has the meaning given to that term in the first paragraph of this Agreement;

“Ontario Act” means the Securities Act (Ontario);

“OTCQB” means the OTCQB Venture Market;

“Over-Allotment Closing” has the meaning given to that term in Section 8(b) hereof;

“Over-Allotment Closing Date” has the meaning given to that term in Section 8(a) hereof;

“Over-Allotment Closing Time” means 8:30 a.m. (Toronto time) on the Over-Allotment Closing Date or such other time on the Over-Allotment Closing Date as the Company and Clarus, on behalf of the Underwriters, may agree in writing;

“Over-Allotment Option” has the meaning given to that term in the second paragraph of this Agreement;

“Over-Allotment Option Notice” has the meaning given to that term in Section 8(a) hereof;

“Owned Real Property” means the real property owned by the Company or its Subsidiaries as described in the Offering Documents;

“Passport System” means the system and procedures described under MI 11-102 and NP 11-202;

“person” includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

“Personal Data” has the meaning given to that term in Section 5(hhhh) hereof;

“Preliminary Prospectus” means the preliminary short form prospectus of the Company dated even date herewith, including all Documents Incorporated by Reference, to be approved, signed and certified in accordance with the Canadian Securities Laws, relating to the qualification for distribution of the Offered Units and the Compensation Options under Canadian Securities Laws, which is to be filed with the BCSC (as principal regulator) and each of the other Canadian Securities Commissions pursuant to the Passport System;

“Preliminary Receipt” means a receipt for the Preliminary Prospectus issued in accordance with the Passport System;

“President’s List Purchasers” has the meaning given to that term in the sixth paragraph of this Agreement;

“Prospectus” means, collectively, the Preliminary Prospectus, the Final Prospectus and any amendments thereto;

“Purchasers” means the persons who, as purchasers, acquire the Offered Units;

“Qualifying Jurisdictions” has the meaning given to that term in the fourth paragraph of this Agreement;

“Refusing Underwriter” has the meaning given to that term in Section 16 hereof;

“Rosita Project” means the uranium processing plant and associated well fields located in Duval County, Texas, as further described in the Offering Documents;

“Sanctioned Person” has the meaning given to that term in Section 5(kkkk) hereof;

“Sanctions” has the meaning given to that term in Section 5(kkkk) hereof;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” means, collectively, the Canadian Securities Commission and, if applicable, the SEC and any applicable securities regulatory authority of any state of the United States;

“Securities Laws” means, unless the context otherwise requires, the Canadian Securities Laws and the U.S. Securities Laws;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Selling Firm” has the meaning given to that term in the fifth paragraph of this Agreement;

“standard term sheet” has the meaning given to that term in NI 41-101;

“Subsidiaries” means the subsidiaries of the Company as listed in Schedule “A”, and “Subsidiary” means any one of them;

“subsidiary” has the meaning given to that term in the BCBCA;

“Supplementary Material” means, collectively, any amendment to the Preliminary Prospectus, the Final Prospectus or the U.S. Memorandum, an amendment to any of the Offering Documents or any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Securities Laws relating to the Offering;

“Tax Act” means the Income Tax Act (Canada);

“Taxes” has the meaning given to that term in Section 5(mm) hereof;

“Technical Reports” means collectively: (i) the Crownpoint and Hosta Butte Technical Report; (ii) the Dewey Burdock Technical Report; (iii) the Gas Hills Technical Report; and (iv) the Marquez-Juan Tafoya Technical Report

“template version” has the meaning given to that term in NI 41-101;

“Transaction Documents” means, collectively, this Agreement, the Warrant Indenture and the Compensation Option Certificates and the certificates, if any, representing the Offered Securities, the Warrant Shares and the Compensation Option Shares;

“Transfer Agent” means Computershare Trust Company of Canada, the transfer agent and registrar for the Common Shares;

“Underwriters” has the meaning given to that term in the first paragraph of this Agreement;

“Underwriters’ Commission” has the meaning given to that term in the seventh paragraph of this Agreement;

“Underwriters’ Information” means information and statements relating solely to the Underwriters which have been provided by an Underwriter to the Company in writing specifically for use in the Offering Documents;

“Unit Shares” has the meaning given to that term in the first and third paragraphs of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliate” means a United States duly registered broker-dealer affiliate of an Underwriter;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Memorandum” has the meaning given to that term in Section 3(b) hereof;

“U.S. Person” means a “U.S. person” as such term is defined in Rule 902(k) of Regulation Sunder the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means the United States federal securities laws, including, without limitation, the U.S. Securities Act and the U.S. Exchange Act, as may be amended from time to time, and applicable state securities laws;

“Warrant” has the meaning given to that term in the first and third paragraphs of this Agreement;

“Warrant Agent” has the meaning given to that term in the first paragraph of this Agreement;

“Warrant Indenture” has the meaning given to that term in the first paragraph of this Agreement; and

“Warrant Share” has the meaning given to that term in the first and third paragraphs of this Agreement.

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a)	the division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience ofreference only and shall not affect the construction or the interpretation of this Agreement. References herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement;

(b)	references herein to any agreement or instrument, including this Agreement, are deemed to be references to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time, and any specific references herein to any legislation or enactment are deemed to be references to such legislation or enactment as the same may be amended or replaced from time to time; and

(c)	(i) words importing only the singular number include the plural and vice versa and words importing gender include all genders; and (ii) all references to dollars or “$” are to Canadian dollars.

The following schedules are attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” - Subsidiaries

Schedule “B” - Compliance with United States Securities Laws

TERMS AND CONDITIONS

1.	Company’s Covenants.

The Company makes the following covenants to the Underwriters, and acknowledges that each of them is relying on such covenants in purchasing the Offered Units.

(a)	As soon as possible after the execution and delivery of this Agreement by the parties hereto, the Company shall file under Canadian Securities Laws the Preliminary Prospectus and other documents relating to the proposed distribution of the Offered Securities in the Qualifying Jurisdictions, and the Company shall use its commercially reasonable efforts to obtain the Preliminary Receipt from the BCSC (as principal regulator) and each of the other Canadian Securities Commissions pursuant to the Passport System dated the date hereof.

(b)	The Company shall use its commercially reasonable efforts to satisfy all comments with respect to the Preliminary Prospectus as soon as possible after receipt of such comments. The Company shall prepare and file under the Canadian Securities Laws the Final Prospectus and other documents relating to the proposed distribution of the Offered Securities in the Qualifying Jurisdictions, and the Company shall use its commercially reasonable efforts to obtain the Final Receipt from the BCSC (as principal regulator) and each of the other Canadian Securities Commissions pursuant to the Passport System dated on or before March 21, 2022.

(c)	Until the earlier of the date on which the distribution of the Offered Units is completed or this Agreement is terminated, the Company will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Securities Laws to continue to qualify the distribution of the Offered Units and the Compensation Options or, in the event that the Offered Units, Compensation Options or any of them, have, for any reason, ceased to so qualify, to so qualify again such securities, as applicable, for distribution.

(d)	The Company will use its commercially reasonable efforts to fulfill, at or prior to the Closing Date, each of the covenants and conditions set out in this Agreement.

(e)	Provided the Underwriters have timely taken all action required by them hereunder and under Securities Laws to permit the Company to do so, the Company shall use its commercially reasonable efforts to secure compliance with all Securities Laws on a timely basis in connection with the distribution of the Offered Units and the Compensation Options, including the payment of all filing fees required to be paid by it in connection therewith.

(f)	Prior to the Closing Time and any Over-Allotment Closing Time, the Company will allow the Underwriters (and their counsel and consultants) to conduct all due diligence which the Underwriters require to: (i) fulfill the Underwriters’ obligations as underwriters, and (ii) enable them to responsibly execute the certificate in the Preliminary Prospectus, the Final Prospectus and any Supplementary Material required to be executed by the Underwriters. The Company will provide to the Underwriters (and their counsel) reasonable access to the properties, senior management personnel and corporate, financial and other records of the Company and the Subsidiaries, for the purposes of conducting such due diligence. Without limiting the scope of the due diligence inquiry which the Underwriters (or their counsel) may conduct, the Company shall also make available its directors, senior management, technical consultants, authors of the Technical Reports, auditors and counsel to answer any reasonable questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to Closing and any Over-Allotment Closing and prior to filing each of the Preliminary Prospectus and the Final Prospectus and any amendment thereto.

(g)	The Company will: (A) prior to the Closing Date cause the Exchange to approve or conditionally approve the listing of the Units Shares, Warrant Shares and Compensation Option Shares, pursuant to the applicable by-laws, rules or regulations of the Exchange, subject only to the filing of standard documents and notice of issuance thereof; (B) file with the Exchange all documents and notices required by such exchange; and (C) release any and all press announcements relating to the Offering required by the rules of the Exchange and Canadian Securities Laws.

(h)	During the period from the date hereof until the Closing and any Over-Allotment Closing, the Company covenants to promptly provide to the Underwriters and the Underwriters’ counsel, prior to the publication, filing or issuance thereof, any communication to the public.

(i)	The Company covenants to apply the net proceeds from the Offering in accordance with the disclosure set out under the heading “Use of Proceeds” in the Final Prospectus.

(j)	The Company covenants to advise the Underwriters, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, Final Prospectus and any Supplementary Material have been filed and receipts therefor have been obtained pursuant to NP 11-202 and will provide evidence satisfactory to the Underwriters of each such filing and copies of such receipts.

(k)	The Company covenants to advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Securities Commission of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus, the U.S. Memorandum or any Supplementary Material;

(ii)	the institution, threatening or contemplation of any proceeding for any such purposes;

(iii)	any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in the Common Shares or any securities of the Company having been issued by any Securities Commission or the institution, threatening or contemplation of any proceeding for any such purposes; or

(iv)	any requests made by any Securities Commission for amending or supplementing the Preliminary Prospectus, the Final Prospectus or U.S. Memorandum or for additional information, and will use its commercially reasonable best efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible.

(1)	The Company shall (i) not take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the Exchange or the OTCQB and the Company shall use its commercially reasonable efforts to comply with the rules and regulations thereof, and (ii) use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of Canadian Securities Laws in each of the Qualifying Jurisdictions for a period of 24 months following the Closing Date.

(m)	The Company shall use commercially reasonable efforts to maintain the listing of the Common Shares on the Exchange, or such other recognized stock exchange or quotation system as the Underwriters, may approve, acting reasonably for a period of 24 months following the Closing Date.

(n)	Except as contemplated by this Agreement, the Company shall not, without the prior written consent of Clams, on behalf of the Underwriters, which consent shall not be unreasonably withheld, directly or indirectly offer, issue, pledge, sell, contract to sell, announce an intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any securities of the Company or securities convertible into or exchangeable for securities of the Company for a period ending 90 days after the Closing Date, other than: (i) pursuant to this Agreement; (ii) the issuance of non- convertible debt securities; (iii) upon the exercise of convertible securities, options or warrants of the Company outstanding as of the date of the Bid Letter; (iv) pursuant to the Company’s stock option plan or any other share compensation arrangement of the Company; (v) pursuant to any acquisition of shares or assets of arm’s length persons; or (vi) in connection with any strategic transactions, investments or supply agreements between the Company and a third party, including any stock options that may be issued to any arm’s length persons in connection with such strategic transactions, investments, or supply agreements.

(o)	The Company shall cause each of the directors, officers, and principal shareholders of the Company and their respective associates to execute agreements in favour of the Underwriters, agreeing not to, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, any Common Shares or other securities of the Company held by them, directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, for a period ending 90 days from the Closing Date without the prior written consent of Clams, on behalf of the Underwriters, except that such directors, officers, and principal shareholders shall be permitted to sell securities in connection with any take-over bid or similar transaction made generally to all of the shareholders of the Company.

(p)	The Company shall allow the Underwriters to participate in the preparation of the Preliminary Prospectus, the Final Prospectus, the U.S. Memorandum and any Supplementary Material that the Company is required to file or prepare under Securities Laws relating to the Offering.

(q)	The Company shall ensure that, at the Closing Time and the Over-Allotment Closing Time, the Unit Shares, Warrant Shares and the Compensation Option Shares shall be duly issued as fully paid and non-assessable Common Shares on payment of the purchase price therefor.

(r)	The Company shall ensure that, at the Closing Time and the Over-Allotment Closing Time, the Warrants shall be validly created and issued and shall have attributes corresponding in all material respects to the description set forth in the Warrant Indenture.

(s)	The Company will ensure that, at the Closing Time and the Over-Allotment Closing Time, the Compensation Options shall be validly created and issued and shall have attributes corresponding in all material respects to the description set forth in the Compensation Option Certificates.

(t)	The Company will ensure that that, at all times following the issue of the Warrants and the Compensation Options, that a sufficient number of applicable Common Shares are allotted and reserved for issuance upon the due exercise of the Warrants and the Compensation Options.

(u)	The Company will duly appoint the Warrant Agent as the agent under the Warrant Indenture at or prior to the Closing Time.

(v)	The Company will not offer or sell the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons except in accordance with the terms of this Agreement, including Schedule “B” hereto.

(w)	The Company shall ensure that at the Closing Time and any Over-Allotment Closing Time, the Company and each Subsidiary is validly existing in good standing under the laws of its jurisdiction of formation and under the laws of each jurisdiction in which it owns or leases property, or conducts Business.

2.	Underwriters’ Representations and Warranties and Covenants.

The Underwriters hereby severally represent and warrant to and covenant with the Company that at least one of the Underwriters is duly qualified and registered to carry on business as securities dealers in each of the Qualifying Jurisdictions where the sale of the Offered Units requires such qualification and/or registration in a manner that permits the sale of the Offered Units on a basis described in Section 2(a). Each of the Underwriters hereby severally (on its own behalf and not on behalf of any other Underwriters) represents and warrants to, and covenants with, the Company that:

(a)	it shall offer and solicit offers for the purchase of the Offered Securities only in compliance with Securities Laws and the provisions of this Agreement and only from such persons and in such manner that, pursuant to Securities Laws and, subject to the prior consent of the Company, not to be unreasonably withheld, delayed or conditioned, the securities laws of any other jurisdiction applicable to the offer and sale of the Offered Securities under this Offering, no prospectus, registration statement or similar document need be delivered or filed, other than any prescribed reports of the issue and sale of the Offered Securities and the Preliminary Prospectus and Final Prospectus and, in the case of any jurisdiction other than the Qualifying Jurisdictions, no continuous disclosure obligations will be created;

(b)	upon the Company obtaining the Preliminary Receipt and the Final Receipt pursuant to the Passport System and NI 44-101, it shall deliver one copy of each of the Offering Documents (other than the Preliminary Prospectus), as applicable, to each of the Purchasers;

(c)	it will not offer or sell the Offered Securities in any jurisdiction other than the Qualifying Jurisdictions and to, or for the account or benefit of, persons in the United States and U.S. Persons (unless agreed to by the Company) in accordance with the terms of this Agreement, including Schedule “B” hereto;

(d)	it is duly qualified under Securities Laws in those jurisdictions in which it will act as underwriter of the Company in connection with the Offering so as to permit it to lawfully fulfill its obligations under this Agreement;

(e)	it will refrain from advertising the Offering in (A) printed media of general and regular paid circulation, (B) radio, (C) television, or (D) telecommunication (including electronic display and the Internet) and not make use of any green sheet or other internal marketing document without the consent of the Company, such consent to be promptly considered and not to be unreasonably withheld, delayed or conditioned; and

(f)	it will use its commercially reasonable efforts to complete the distribution of the Offered Units pursuant to the Final Prospectus as early as practicable and Clams (on behalf of the Underwriters) shall advise the Company in writing when, in the opinion of the Underwriters, they have completed the distribution of the Offered Units and, if required for regulatory compliance purposes, promptly provide a breakdown of the number of Offered Units distributed and proceeds received (A) in each of the Qualifying Jurisdictions, and (B) in any other jurisdiction in which the Offered Units are offered or sold.

It is agreed that no Underwriter will be liable for any act, omission, default or conduct by any other Underwriter or another Underwriter’s U.S. Affiliate or any Selling Firm appointed by another Underwriter under the foregoing Section 2.

3.	Deliveries on Filing, Marketing Materials and Related Matters.

(a)	Concurrently with the filing of each of the Preliminary Prospectus and the Final Prospectus, as the case may be, the Company shall deliver, or cause to be delivered, to each of the Underwriters, a copy of each of the Preliminary Prospectus and Final Prospectus, in each case signed by the Company as required by Canadian Securities Laws.

(b)	The Company shall deliver to the Underwriters the private placement memorandum incorporating the Prospectus prepared for use in connection with the sale of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons (the “U.S. Memorandum”), and, forthwith after preparation, any amendment to the U.S. Memorandum.

(c)	The Company shall deliver without charge to the Underwriters, at those delivery points in the Qualifying Jurisdictions as the Underwriters may reasonably request, as soon as practicable and in any event in the City of Toronto no later than 12:00 p.m. (Toronto time) on the first Business Day after, and to other cities no later than the second Business Day after, each of the Preliminary Receipt and the Final Receipt as applicable, are obtained in each of the Qualifying Jurisdictions under the Passport System, and thereafter from time to time during the distribution of the Offered Units, in such cities as the Underwriters shall notify the Company, as many commercial copies of the Preliminary Prospectus, the Final Prospectus, and the U.S. Memorandum (and in the event of any amendment to a Prospectus or U.S. Memorandum, such amendment) as the Underwriters may reasonably request for the purposes contemplated under Securities Laws. The Company will similarly cause to be delivered to the Underwriters, in such cities as the Underwriters may reasonably request, commercial copies of any Supplementary Material required to be delivered to Purchasers or prospective Purchasers. Each delivery of the Preliminary Prospectus, the Final Prospectus, the U.S. Memorandum or any Supplementary Material will have constituted and constitute the Company’s consent to the use of the Preliminary Prospectus, the Final Prospectus, the U.S. Memorandum and any Supplementary Material by the Underwriters for the distribution of the Offered Units in compliance with the provisions of this Agreement and Securities Laws.

(d)	Concurrently with the filing of the Final Prospectus with the Canadian Securities Commissions, the Company shall deliver to the Underwriters and their counsel “long form” comfort letters dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company from the Company’s Auditors and from Azarga’s Auditors, with respect to financial and accounting information relating to the Company and Azarga, as applicable, contained in the Final Prospectus, which letter from the Company’s Auditors shall be based on a review by the Company’s Auditors within a cut-off date of not more than two Business Days prior to the date of the letter, and which letters shall be in addition to the consent letter of the Company’s Auditors and of Azarga’s Auditors addressed to the Canadian Securities Commissions.

(e)	Prior to the filing of the Final Prospectus with the Canadian Securities Commissions, the Company shall deliver to the Underwriters copies of all correspondence from the Exchange indicating that the applications for the listing and posting for trading on the Exchange of the Unit Shares, Warrant Shares, and Compensation Option Shares has been approved or conditionally approved.

(f)	If applicable, the Company shall also prepare and deliver promptly to the Underwriters signed copies of all Supplementary Material. Concurrently with the delivery of any Supplementary Material, the Company shall deliver to the Underwriters, with respect to such Supplementary Material, opinions substantially similar to the opinions referred to in Section 7 and comfort letters from the Company’s Auditors and Azarga’s Auditors substantially similar to the letters referred to in Section 3(d).

(g)	Delivery of the Preliminary Prospectus, the Final Prospectus, the U.S. Memorandum and any Supplementary Material by the Company shall constitute the representation and warranty of the Company to the Underwriters that, as at their respective dates:

(i)	all information and statements (except Underwriters’ Information) contained in the Preliminary Prospectus, the Final Prospectus, the U.S. Memorandum or any Supplementary Material, as the case may be, are true and correct as at the respective dates of filing, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company and the Offered Securities;

(ii)	no material fact or information (except Underwriters’ Information) has been omitted therefrom which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii)	such documents (except Underwriters’ Information) comply with the requirements of Securities Laws, as applicable.

Such deliveries shall also constitute the Company’s consent to the Underwriters’ and any Selling Firm’s use of the Offering Document in connection with the distribution of the Offered Securities in compliance with this Agreement.

(h)	During the period commencing on the date hereof and until completion of the distribution of the Offered Units, the Company will promptly provide to the Underwriters drafts of any press releases of the Company for review by the Underwriters and the Underwriters’ counsel prior to issuance, and will not publish those press releases (unless otherwise required by Securities Laws) except with the prior approval of Clams, on behalf of the Underwriters, which approval will not be unreasonably withheld or delayed. Any press release disseminated during the period commencing hereof and until completion of the distribution of the Offered Units shall contain the following legend: “NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.”

As well as substantially the following language:

“The securities have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons” (as such term is defined in Regulation Sunder the U.S. Securities Act) without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities to, for the account or benefit of, persons in the United States or U.S. persons, nor shall there be any sale of these securities m any jurisdiction in which such offer, solicitation or sale would be unlawful.”

(i)	During the distribution of the Offered Units, the Company and Clarus shall approve in writing (prior to such time that marketing materials are provided to potential Purchasers) any marketing materials reasonably requested to be provided by the Underwriters to any potential Purchaser, such marketing materials shall comply with Securities Laws. The Company shall file a template version of such marketing materials with the Canadian Securities Commissions as soon as reasonably practicable after such marketing materials are so approved in writing by the Company and Clarus, on behalf of the Underwriters, and in any event on or before the day such approved marketing materials are first provided to any potential Purchaser, and such filing shall constitute the Underwriters’ authority to use such marketing materials in connection with the Offering. Any comparables shall be redacted from the template version in accordance with NI 44-10 l prior to filing such template version with the Canadian Securities Commissions and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Commissions by the Company.

(j)	The Company and each of the Underwriters, on a several basis, covenant and agree:

(i)	not to provide any potential Purchaser with any marketing materials unless a template version of such marketing materials has been approved in writing and filed by the Company with the Canadian Securities Commissions on or before the day such marketing materials are first provided to any potential Purchaser; and

(ii)	other than the Marketing Materials (or such other materials as are required to be delivered to a potential Purchaser under Securities Laws), not to provide any potential Purchaser with any materials or information in relation to the distribution of the Offered Securities or the Company other than (A) such marketing materials that have been approved and filed in accordance with Section 3(j)(i), (B) the Preliminary Prospectus and the Final Prospectus, and (C) any standard term sheets approved in writing by the Company and Clarus.

4.	Material Changes.

(a)	During the period from the date hereof until Clams (on behalf of the Underwriters) notifies the Company of the completion of the distribution of the Offered Securities in accordance with its obligations in Section 2(f), the Company shall promptly inform the Underwriters (and if requested by the Underwriters, confirm such notification in writing) of the full particulars of:

(i)	any material change (actual, anticipated, contemplated, threatened, proposed, financial or otherwise) in the assets (including intangible assets), liabilities (contingent or otherwise), Business, financial condition, affairs, operations, prospects or capital or ownership of the Company or any Subsidiary;

(ii)	any material fact which has arisen or has been discovered or any new material fact that would have been required to have been stated in the Offering Documents had that fact arisen or been discovered on or prior to the date of any of the Offering Documents;

(iii)	any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained or incorporated by reference in the Offering Documents or whether any event or state of facts has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, including as a result of any of the Offering Documents containing or incorporating by reference therein an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or not misleading in the light of the circumstances in which it was made, or which could result in any of the Offering Documents not complying with the Securities Laws; or

(iv)	any notice by any governmental, judicial or regulatory authority requesting any material information, or meeting or hearing, relating to the Company or any Subsidiary or the Offering.

(b)	The Company covenants to comply with Section 57 of the Ontario Act and with the comparable provisions of the other Canadian Securities Laws, and the Company will prepare and file promptly any Supplementary Material which may be necessary.

(c)	During the period commencing on the date hereof until the Underwriters notify the Company of the completion of the distribution of the Offered Securities, the Company will promptly inform the Underwriters in writing of the full particulars of:

(i)	any request of any Securities Commission for any amendment to any Offering Document, Disclosure Document or for any additional information in respect of the Offering or the Company;

(ii)	the receipt by the Company of any material communication, whether written or oral, from any Securities Commission, the Exchange, the OTCQB, or any other competent authority, relating to the Preliminary Prospectus, the Final Prospectus, the U.S. Memorandum, any Supplementary Material or the distribution of the Offered Securities or the Company;

(iii)	any notice or other correspondence received by the Company from any Governmental Authority and any requests from such bodies for information, a meeting or a hearing relating to the Company, any Subsidiary, the Offering, the issue and sale of the Offered Securities or any other event or state of affairs that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; or

(iv)	the issuance by any Securities Commission, the Exchange or the OTCQB or any other competent authority, including any other Governmental Authority, of any order to cease or suspend trading or distribution of any securities of the Company (including the Offered Units, Unit Shares, Warrants, Warrant Shares, Compensation Options and Compensation Option Shares) or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of any securities of the Company (including the Offered Units, Unit Shares, Warrants, Warrant Shares, Compensation Options and Compensation Option Shares).

(d)	In addition to the provisions of Sections 4(a), 4(b) and 4(c), the Company shall in good faith discuss with the Underwriters any change, event or fact contemplated in Sections 4(a), 4(b) and 4(c) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriters under Section 4(a) and shall consult with the Underwriters with respect to the form and content of any amendment or other Supplementary Material proposed to be filed by the Company, it being understood and agreed that no such amendment or other Supplementary Material shall be filed with any securities regulatory authority prior to the review thereof by the Underwriters and the Underwriters’ counsel, acting reasonably and without delay (unless otherwise required by Securities Laws).

(e)	If during the period of distribution of the Offered Units there shall be any change in Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the preparation or filing of any Supplementary Material, upon written notice from the Underwriters, the Company shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file any such Supplementary Material, with the appropriate securities regulatory authority where such filing is required under Securities Laws.

5.	Representations and Warranties of the Company.

The Company represents and warrants to the Underwriters, and acknowledges that each of them is relying upon such representations and warranties in connection with the completion of the Offering, that as of the date hereof:

(a)	each of the Company and the Subsidiaries: (A) is a corporation duly incorporated, continued or amalgamated and validly existing in good standing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated, as the case may be; (B) has all requisite corporate power and authority and is duly qualified and holds all Authorizations necessary or required to carry on its Business as now conducted and to own, lease or operate its properties and assets, including the Business Assets; (C) where required, has been duly qualified as an extra-provincial corporation or foreign corporation for the transaction of business and is in good standing under the laws of each jurisdiction in which it owns or leases property, or conducts Business; and (D) no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

(b)	the Company has all requisite corporate power, authority and capacity to (i) enter into each of the Transaction Documents and to perform the transactions contemplated herein and therein, including, without limitation, to issue the Offered Securities and the Compensation Options and all securities issuable upon exercise of such securities, (ii) execute and deliver the Preliminary Prospectus, the Final Prospectus, and the Marketing Materials, and to file each of them with the Canadian Securities Commissions in the Qualifying Jurisdictions, and (iii) deliver the U.S. Memorandum;

(c)	the Company’s only subsidiaries are listed in Schedule “A”, which schedule is true, complete and accurate in all respects. Each Subsidiary is formed, organized and existing under the laws of the jurisdiction set out in Schedule “A”, is current and up to date with all material filings required to be made and is in good standing in each jurisdiction in which such qualification is required in all material respects. All of the issued and outstanding shares in the capital of the Subsidiaries have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Company in the amounts set forth in Schedule “A”. All of the issued and outstanding shares in the capital of the Subsidiaries owned by the Company are owned free and clear of any Liens, and none of the outstanding securities of the Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of the Subsidiaries. Other than the Cibola Share Purchase Agreement, there exists no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any securities of the Subsidiaries. The following Subsidiaries are currently inactive and do not hold any material assets or liabilities, nor carry on any business or operations: (i) Belt Line Resources, Inc., (ii) Hydro Restoration Corporation; (iii) HRI-Churchrock, Inc., (iv) Uranium Resources, Inc. (f/k/a Uranium Minerals Inc.); (v) Azarga Resources Limited, (vi) Azarga Resources (Hong Kong) Ltd., and (vii) Azarga Resources Canada Ltd.;

(d)	the Company has authorized share capital consisting of an unlimited number of Common Shares, of which 297,628,778 Common Shares are issued and outstanding as of the date of this Agreement, and has an aggregate of 22,955,631 stock options and 18,555,861 Common Share purchase warrants outstanding as of the date of this Agreement;

(e)	other than as disclosed in the Offering Documents, no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company of any unissued shares of the Company, other than stock options and Common Share purchase warrants issued in the ordinary course;

(f)	all of the issued and outstanding securities of the Company have been duly and validly authorized and issued and are fully paid and non-assessable shares of the Company, and none of the outstanding securities of the Company were issued in violation of the pre-emptive or similar rights of any securityholder of the Company;

(g)	the Company and the Subsidiaries have obtained, are in compliance with, have complied with and will continue to comply with, in all material respects, all Applicable Laws, including all Authorizations. Each of the Company and the Subsidiaries holds all Authorizations necessary or appropriate for carrying on its Business as currently carried on and all such Authorizations issued to date are valid and in full force and effect and neither the Company nor any Subsidiary has received any correspondence or notice from any Governmental Authority alleging or asserting material non-compliance with any Applicable Law or Authorization. Without limiting the generality of the foregoing, neither the Company nor any Subsidiary has received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any Authorizations or any notice advising of the refusal to grant any Authorization that has been applied for or is in process of being granted under Applicable Law, and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable ground to take any such action. Neither the Company nor any Subsidiary is aware of any material non-compliance with any Applicable Law by the Company or any Subsidiary;

(h)	the Company has provided the Underwriters with copies of the Authorizations and all related documents and material correspondence issued to the Company or any Subsidiary. The Company does not anticipate any material variations or difficulties in obtaining, maintaining or renewing such Authorizations. The transactions contemplated herein (including the proposed use of proceeds from the Offering) will not have any adverse impact on the Authorizations or require the Company or any Subsidiary to obtain any new Authorization under the Applicable Laws;

(i)	the Company is in compliance in all material respects with all of the rules, policies and requirements of the Exchange and the Common Shares are currently listed on the Exchange and quoted on the OTCQB, and on no other stock exchange or public market;

(j)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any regulatory authority;

(k)

the Company is currently a “reporting issuer” in the provinces of British Columbia, Alberta, and Ontario and is in compliance, in all material respects, with all of its obligations as a reporting issuer and since incorporation has not been the subject of any investigation by any stock exchange or any Canadian Securities Commission, is current with all filings required to be made by it under Canadian Securities Laws and other laws, is not aware of any deficiencies in the filing of any documents or reports with any Canadian Securities Commissions and there is no material change relating to the Company which has occurred and with respect to which the requisite news release or material change report has not been filed with the Canadian Securities Commissions, except to the extent that the Offering constitutes a material change;

(1)	the Company has not filed any confidential material change report with the Canadian Securities Commissions that has not been made public;

(m)	the Company is qualified under NI 44-101 to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to Canadian Securities Laws;

(n)	the Company has not completed any “significant acquisition” within the meaning of NI 51- 102) and is not proposing any “probable acquisitions” (within the meaning of such term under NI 44-l0lFl) that would require the inclusion or incorporation by reference of any additional financial statements or pro forma financial statements in the Prospectus or the filing of a business acquisition report pursuant to Canadian Securities Laws, other than the Azarga BAR. The Azarga Financial Statements included in the Azarga BAR are the only financial statements required to be included in the Azarga BAR and incorporated by reference into the Preliminary Prospectus and the Final Prospectus pursuant to Canadian Securities Laws;

(o)	neither the Company nor its Subsidiaries has any investment in any person or any agreement, option or commitment to acquire any such investment, except as disclosed in the Offering Documents;

(p)	there are no material actions, suits, claims judgments, investigations or proceedings of any kind whatsoever outstanding or, to the Company’s knowledge, pending or threatened against or affecting the Company or any Subsidiary, or the directors, officers or employees of the Company or any Subsidiary, at law or in equity or before or by any Governmental Authority, commission, board, bureau or agency of any kind whatsoever and, to the best of the Company’s knowledge, there is no basis therefor and neither the Company nor any Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, including any allegations or assertions of any liability under, any non-compliance with, or that any product, operation or activity is in violation of any Environmental Laws. The Company is not aware of any pending change or contemplated change to any Applicable Law or governmental position that would have a Material Adverse Effect;

(q)	each of the Company and its Subsidiaries has conducted and is conducting its business in compliance with all Applicable Laws of each jurisdiction in which it carries on business and neither the Company nor its Subsidiaries has received any notice of any alleged violation of any such laws, rules and regulations;

(r)	all of the Material Agreements of the Company and of the Subsidiaries have been disclosed in the Offering Documents and each is valid, subsisting, in good standing in all material respects and in full force and effect, enforceable in accordance with the terms thereof. The Company and the Subsidiaries have performed all obligations (including payment obligations) in a timely manner under, and are in material compliance with, all terms, conditions and covenants (including all financial maintenance covenants) contained in each Material Agreement;

(s)	none of the Company or its Subsidiaries is in violation of its respective constating documents or in default in any material respect in the performance or observance of any material obligation, Material Agreement, covenant (including all financial maintenance covenants) or condition contained in any contract, Debt Instrument, indenture, trust deed, mortgage, loan agreement, note, lease, licence or other agreement or instrument to which it is a party or by which it or its property or assets may be bound;

(t)	to the knowledge of the Company, no counterparty to any material obligation, Material Agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease, Debt Instrument or other agreement or instrument to which the Company or any Subsidiary is a party is in default in the performance or observance thereof;

(u)	there are no judgments against the Company or any Subsidiary which are unsatisfied, nor are there any consent decrees or injunctions to which the Company or any Subsidiary is subject;

(v)	neither of the Company nor any of its Subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any Lien or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it;

(w)	at the Closing Time and any Over-Allotment Closing Time, all consents, approvals, permits, authorizations or filings as may be required to be made or obtained by the Company under Securities Laws and the policies of the Exchange necessary for the execution and delivery of the Transaction Documents and the creation, issuance and sale, as applicable, of the Offered Securities and the Compensation Options and the securities issuable upon exercise thereof, and the consummation of the transactions contemplated thereby, will have been made or obtained, as applicable (other than the filing of post- Closing reports required under Securities Laws within the prescribed time periods, the filing of standard documents with the Exchange, which documents shall be filed as soon as practicable after the Closing Date and the Over-Allotment Closing Date and, in any event, within 10 calendar days of the Closing Date, the Over-Allotment Closing Date or within such other deadline imposed by Canadian Securities Laws or the policies of the Exchange);

(x)	the Offered Securities, the Compensation Options, the Warrant Shares and the Compensation Option Shares have been authorized and reserved and allotted for issuance, as applicable;

(y)	at the Closing Time and any Over-Allotment Closing Time, the Offered Securities and the Compensation Options will be duly and validly issued and created, and in the case of the Unit Shares will be issued as fully paid and non-assessable Common Shares, on payment of the purchase price therefor;

(z)	upon the due exercise of the Compensation Options in accordance with the provisions thereof, the Compensation Option Shares issuable upon the exercise thereof will be duly and validly issued and will be issued as fully paid and non-assessable Common Shares, on payment of the purchase price therefor;

(aa)	upon the due exercise of the Warrants in accordance with the provisions thereof, the Warrant Shares issuable upon the exercise thereof will be duly and validly issued as fully paid and non-assessable Common Shares, on payment of the purchase price therefor;

(bb)	the execution and delivery of each of the Transaction Documents, the performance by the Company of its obligations hereunder or thereunder, the issue and sale of the Offered Securities and the issue of the Compensation Options hereunder and the consummation of the transactions contemplated in this Agreement, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both): (A) any Applicable Laws, including, without limitation, the BCBCA and Securities Laws; (B) the constating documents or resolutions of the Company which are in effect at the date hereof; (C) any Material Agreement, contract, agreement, instrument, lease or other document to which the Company is a party or by which it is bound which, either separately or in the aggregate, may have a Material Adverse Effect; or (D) any judgment, decree or order binding the Company or the property or assets of the Company;

(cc)	at the Closing Time and any Over-Allotment Closing Time, the Company shall have duly authorized and (other than the Warrant Share certificates and the Compensation Option Share certificates,) executed and delivered the Transaction Documents and upon such execution and delivery (and subsequent execution and delivery of the Warrant Share certificates and Compensation Option Share certificates) each shall constitute a valid and binding obligation of such Company and each shall be enforceable against such Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(dd)	all necessary notices and filings have been made with, and all necessary filings have been made by the Company with the Exchange to ensure that the Unit Shares, Warrant Shares and Compensation Option Shares will be listed and posted for trading on the Exchange upon their issuance other than the filing of certain standard documents with the Exchange which documents shall be filed as soon as possible after the Closing Date and in any event within any deadline imposed by the Exchange;

(ee)	the Financial Statements (including the notes thereto) contained or incorporated by reference in the Preliminary Prospectus, and the Financial Statements (including the notes thereto) that will be contained or incorporated by reference in the Final Prospectus will, (i) present fairly, in all material respects, the financial position, results of operations, cash flows and all of the assets and liabilities of the Company, in each case on a consolidated basis, for the periods ended on, and as at, the dates indicated therein, (ii) have been prepared in accordance with IFRS consistently applied throughout the periods involved and applicable Canadian Securities Laws, (iii) be, in all material respects, consistent with the books and records of the Company, (iv) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial position of the business of the Company for the periods covered thereby and (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Company and the Company is not aware of any fact or circumstance presently existing which would render any of the financial information contained therein materially incorrect;

(ff)	the Company maintains a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and maintains a system of disclosure controls and procedures that is designed to provide reasonable assurances that: (i) information required to be disclosed by the Company under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified under Canadian Securities Laws; (ii) that information required to be disclosed by the Company under Canadian Securities Laws is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure; and (iii) access to assets is permitted only in accordance with management’s general or specific authorization;

(gg)	the Azarga Financial Statements (including the notes thereto) contained or incorporated by reference in the Preliminary Prospectus, and the Financial Statements (including the notes thereto) that will be contained or incorporated by reference in the Final Prospectus: (i) present fairly, in all material respects, the financial position, results of operations, cash flows and all of the assets and liabilities of Azarga, in each case on a consolidated basis, for the periods ended on, and as at, the dates indicated therein, (ii) have been prepared in accordance with IFRS consistently applied throughout the periods involved and applicable Canadian Securities Laws, (iii) be, in all material respects, consistent with the books and records of Azarga, (iv) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial position of the business of Azarga for the periods covered thereby and (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of Azarga and the Company is not aware of any fact or circumstance presently existing which would render any of the financial information contained therein materially incorrect;

(hh)	the Financial Data contained or incorporated by reference in the Preliminary Prospectus is, and the Financial Data that will be contained or incorporated by reference in the Final Prospectus or any Supplementary Material will be, presented fairly in all material respects, and such Financial Data contains or will contain, as the case may be, no misrepresentation and was or will be, as the case may be, compiled on a basis consistent with the Financial Statements and the Azarga Financial Statements incorporated by reference in the Final Prospectus from which they were derived;

(ii)	the statistical, industry and market related data included in the Offering Documents are derived from sources which the Company reasonably believes to be accurate, reasonable and reliable, and such data agrees with the sources from which it was derived;

(jj)	there are no material liabilities of the Company or the Subsidiaries whether direct, indirect, absolute, contingent or otherwise required to be disclosed in the Financial Statements or the Azarga Financial Statements which are not disclosed or reflected in the Financial Statements or the Azarga Financial Statements, as applicable;

(kk)	there are no off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Company or the Subsidiaries with unconsolidated entities or other persons that may have a material current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Company or any Subsidiary or that would reasonably be expected to be material to an investor in making a decision to purchase the Offered Securities;

(ll)	all forward-looking information and statements of the Company contained in the Offering Documents and the assumptions underlying such information and statements, subject to any qualifications contained therein, are reasonable in the circumstances as at the date on which such assumptions were made;

(mm)	all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, sales taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, reassessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company and the Subsidiaries have been paid or accrued. All tax returns, declarations, remittances and filings required to be filed by the Company and the Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Company, no examination of any tax return of the Company is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company or the Subsidiaries;

(nn)	to the knowledge of the Company, the Company’s Auditors are independent public accountants as required under Canadian Securities Laws and there has never been a reportable event (within the meaning of NI 51-102) between the Company and such auditors or, to the knowledge of the Company, any former auditors of the Company;

(oo)	to the knowledge of the Company, Azarga’s Auditors are independent public accountants as required under Canadian Securities Laws and there were never any reportable events (within the meaning of NI 51-102) between Azarga and such auditors;

(pp)	the responsibilities and composition of the Company’s audit committee comply with NI 52-110 -Audit Committees;

(qq)	other than as disclosed in the Financial Statements or the Azarga Financial Statements, the Company is not party to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument and does not have any loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with the Company (as such term is defined in the Tax Act). The Company has not guaranteed the obligations of any person;

(rr)	no director or officer, former director or officer, or shareholder or employee of, or any other person not dealing at arm’s length with, the Company or its Subsidiaries is engaged or, to the knowledge of the Company, will become engaged, in any material transaction or arrangement with or be a party to a material contract with, or has any indebtedness, liability or obligation to, the Company or its Subsidiaries, except as disclosed in the Offering Documents or for employment or consulting arrangements with employees or consultants or those serving as a director or officer of the Company or its Subsidiaries as described in the Offering Documents;

(ss)	there is no litigation or governmental or other proceeding or investigation at law or in equity before any Governmental Authority, domestic or foreign, in progress, pending or, to the Company’s knowledge, threatened (and the Company does not know of any basis therefor) against, or involving the assets, properties or business of, the Company or its Subsidiaries, nor are there any matters under discussion with any Governmental Authority relating to taxes, governmental charges, orders or assessments asserted by any such authority and to the Company’s knowledge there are no facts or circumstances which would reasonably be expected to form the basis for any such litigation, governmental or other proceeding or investigation, taxes, governmental charges, orders or assessments;

(tt)	during the previous 12 months, the Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing;

(uu)	the Company and the Subsidiaries maintain insurance by insurers ofrecognized financial responsibility, against such losses, risks and damages to their assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Company, the Subsidiaries, and their respective directors, officers and employees, and the assets, are in good standing and in full force and effect in all respects, and not in default and will remain in full force and effect at the Closing Time; each of the Company and the Subsidiaries is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue the business at a cost that would not have a Material Adverse Effect, and neither the Company nor the Subsidiaries have failed to promptly give any notice of any material claim thereunder;

(x)	the Company and/or the Subsidiaries own, or have obtained valid and enforceable licenses for, or other rights to use, the Intellectual Property; the Company has no knowledge that the Company or any Subsidiary lacks or will be unable to obtain any rights or licenses to use all Intellectual Property used for the conduct of the business of the Company and/or the Subsidiaries as described in the Offering Documents; to the knowledge of the Company, no third parties have rights to any Intellectual Property of the Company or any Subsidiary, there is no pending or, to the best of the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity or enforceability of any Intellectual Property or the Company’s or any Subsidiary’s rights in or to any Intellectual Property or suggesting that any other person has any claim oflegal or beneficial ownership or other claim or interest with respect thereto, the Company has no knowledge of any facts which form a reasonable basis for any such claim, and to the best of the Company’s knowledge, there has been no finding of unenforceability or invalidity of the Intellectual Property; to the best of the Company’s knowledge, there is no patent or published patent application that contains claims that interfere with the issued or pending claims of any of the Intellectual Property of the Company or any Subsidiary;

(ww)	none of the directors, officers or employees of the Company or the Subsidiaries, any person who owns, directly or indirectly, more than 10% of any class of securities of the Company or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Company which, as the case may be, materially affects, is material to or will materially affect the Company or the Subsidiaries;

(xx)	the Company is not party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or the Subsidiaries;

(yy)	other than non-competition covenants entered into in the ordinary course of business, none of the Company or any of the Subsidiaries is a party to, bound by or, to the knowledge of the Company, affected by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of the Company or the Subsidiaries to compete in any line of business, transfer or move any of its respective assets or operations or which adversely materially affects the business practices, operations or condition of the Company or the Subsidiaries;

(zz)	each of the Company and its Subsidiaries is currently in compliance, in all material respects, with all Environmental Laws and there are no pending or, to the knowledge of the Company, threatened material administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws. Neither the Company nor its Subsidiaries has ever received any notice of any material non-compliance in respect of Environmental Laws, there are no events or circumstances that might reasonably be expected to form the basis of a material order for clean up or remediation under Environmental Laws or relating to any Hazardous Materials. No Environmental Authorizations are required for the Company or its Subsidiaries to carry on its Business. The Business of the Company and its Subsidiaries are currently being conducted, and have been conducted, in all material respects in accordance with all Environmental Law and at all times have been, in compliance in all material respects with the terms and conditions of any applicable Environmental Authorizations;

(aaa)	the description of the mineral properties or other forms of real property interests set out in the Offering Documents constitute an accurate description of the Company’s Material Properties, the Kingsville Dome Project and all material interests held or to be held by the Company and its Subsidiaries therein, and the Company and its Subsidiaries control, own or have legal rights to all of the rights, titles and interests materially necessary or appropriate to authorize and enable the Company or one of its Subsidiaries, as the case my be, to develop, explore, option and sell such interests;

(bbb)	the Company and its Subsidiaries are the absolute legal and beneficial owners of, and have good and marketable title to, the Material Properties and the Kingsville Dome Project and assets thereof used in connection with their business as described in the Offering Documents, including, without limitation, mineral leases, surface leases, mining rights or claims or other conventional proprietary interests or rights recognized in the jurisdiction of each Material Property and the Kingsville Dome Project and no other rights are necessary for the conduct of the business or operations of the Material Properties or the Kingsville Dome Project as currently conducted or as planned to be conducted; none of the Company or its Subsidiaries, or the directors or management of the foregoing know of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use, transfer or otherwise exploit such Material Properties and the Kingsville Dome Project and, except as disclosed in the Offering Documents, neither the Company nor the Subsidiaries have any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any person with respect to the Material Properties, the Kingsville Dome Project, or any part thereof;

(ccc)	each of the Company and its Subsidiaries and, to the best of the knowledge of the Company, the Company’s option and joint venture partners, as the case may be, possesses such permits, licences, approvals, consents and other authorizations issued by Governmental Authorities (collectively, “Governmental Licences”) necessary to conduct the business now operated by them and currently proposed to be operated by them with respect to the Material Properties and the Kingsville Dome Project, and all such Governmental Licences are valid and existing and in good standing; each of the Company, its Subsidiaries and, to the best of the knowledge of the Company, the Company’s option and joint venture partners, as the case may be, are in compliance in all material respects with the terms and conditions of all such Governmental Licences. In particular, without limiting the generality of the foregoing, the Company is not aware of any notice of proceedings relating to the revocation or adverse modification of any Governmental Licences of the Company or any of its Subsidiaries, if any, nor has it received notice of the revocation or adverse modification of, or any intention to revoke or modify, any mining claims, groups of claims, exploration rights, concessions or leases relating to the Material Properties or the Kingsville Dome Project;

(ddd)	the Company does not know of any claim that might or could have a Material Adverse Effect on its right to use, transfer or otherwise exploit its property or assets, and there is no claim that might or could have a Material Adverse Effect on the rights of the Subsidiaries, as applicable, to use, transfer or otherwise exploit their respective rights and interests relating to the Material Properties or the Kingsville Dome Project;

(eee)	any and all of the agreements and other documents and instruments pursuant to which the Company and its Subsidiaries hold the Material Properties and the Kingsville Dome Project (including any interest in, or right to earn an interest in, any property), are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with their terms, and, to the best of the Company’s knowledge, none of the other parties thereto are in default, of any of the material provisions of any such agreements, documents or instruments. The Material Properties and the Kingsville Dome Project (or any interest in, or right to earn an interest in, the Material Properties or the Kingsville Dome Project) are not subject to any right of first refusal or purchase or acquisition right;

(fff)	with respect to the Material Properties and the Kingsville Dome Project: (i) neither the Company, its Subsidiaries, nor, to the knowledge of the Company, the Company’s option and joint venture partners, is in violation of any Environmental Laws, (ii) the Company, its Subsidiaries and, to the knowledge of the Company, the Company’s option and joint venture partners have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, and (iii) there are no pending administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, orders, directions, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against the Company, its Subsidiaries, or, to the knowledge of the Company, the Company’s option and joint venture partners, and there are no facts or circumstances which would reasonably be expected to form the basis for any such administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, orders, directions, notices of non-compliance or violation, investigation or proceedings;

(ggg)	to the knowledge of the Company, all mineral exploration, reclamation, development, and other actions or activities on the Material Properties and the Kingsville Dome Project have been conducted in accordance with good mining and engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been duly complied with;

(hhh)	no existing supplier, manufacturer or contractor of the Company or its Subsidiaries has indicated that it intends to terminate its relationship with the Company or its Subsidiaries or that it will be unable to meet the Company’s or Subsidiaries’ supply, manufacturing or contracting requirements;

(iii)	no dispute exists between the Company or any of the Subsidiaries and any local, aboriginal or indigenous group, or to the Company’s knowledge, is threatened or imminent with respect to any of the Material Properties or the Kingsville Dome Project or exploration, development or mining activities of the Company or any of its Subsidiaries;

(ijj)	each of the Company and its Subsidiaries has good and marketable title to all of their respective assets and property and no person has any contract or any right or privilege capable of becoming a right to purchase any personal property from the Company or its Subsidiaries;

(kkk)	none of the Company or any of its Subsidiaries is subject to any obligation arising under an administrative or regulatory action, inspection, warning letter, notice of violation letter, or other written notice, response or commitment made to any Governmental Authority, and to Company’s knowledge, no such proceedings have been threatened;

(lll)	none of the Company or any of its Subsidiaries, and to the Company’s knowledge none of its or its Subsidiaries’ officers, directors, and employees (i) have been a defendant in any action, or received a threat of any action, brought under any whistleblower law; or (ii) have been served with or received any written search warrant, subpoena (other than those related to actions against third parties), civil investigative demand or contact letter from a Governmental Authority;

(mmm)	the responses given by the Company and its officers at all oral due diligence sessions conducted by the Underwriters in connection with the Offering, as they relate to matters of fact, have been and shall continue to be true and correct in all material respects as at the time such responses have been or are given, as the case may be, and such responses taken as a whole have not and shall not omit any fact or information necessary to make any of the responses not misleading in light of the circumstances in which such responses were given or shall be given, as the case may be; and where the responses reflect the opinion or view of the Company or its officers (including responses or portions of such responses which are forward-looking or otherwise relate to projections, forecasts, or estimates of future performance or results (operating, financial or otherwise)), such opinions or views have been and will be honestly held and believed to be reasonable at the time they are given;

(nnn)	Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario, has been duly appointed as registrar and transfer agent for the Common Shares;

(ooo)	the Warrant Agent will be, as of the Closing Date, duly appointed as Warrant Agent under the Warrant Indenture;

(ppp)	the issue of the Offered Securities and the Compensation Options and issuance and delivery of the Unit Shares, Warrants, Warrant Shares and Compensation Option Shares, as applicable, will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Company or to which the Company is subject that has not been waived. No holder of outstanding shares in the capital of the Company is at the Closing Time or will be following the Closing Time entitled to any pre-emptive or any similar rights to subscribe for any Common Shares or other securities of the Company;

(qqq)	with respect to each of the Leased Premises, the Company and the Subsidiaries, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises as currently used by the Company and the Subsidiaries, and each of the leases pursuant to which the Company or any Subsidiary, as applicable, occupies the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate such leases or result in any additional or more onerous obligations under such leases;

(rrr)	no real property is owned by the Company or the Subsidiaries other than the Owned Real Property;

(sss)	the buildings, structures, vehicles, equipment, technology and communications hardware and other tangible personal property owned or leased by the Company or its Subsidiaries are structurally sound, in good operating condition and repair having regard to their use and age and are adequate and suitable for the uses to which they are being put. None of such buildings, structures, vehicles, equipment or other property are in need of maintenance or repairs except for routine maintenance and repairs in the ordinary course that are not material in nature or cost;

(ttt)	none of the Company or the Subsidiaries has used or permitted the use of the Owned Real Property, the Leased Premises or any facility which it previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Materials except in accordance with Applicable Laws;

(uuu)	as of the date hereof, there are no past unresolved, pending or (to the knowledge of the Company) threatened claims, complaints, notices or requests for information with respect to any alleged violation of any law and no conditions exist at, on or under the Owned Real Property or any Leased Premises which, with the passage of time, or the giving of notice or both, would give rise to any material liability under any Applicable Law;

(vvv)	there are no environmental audits, evaluations, assessments, studies or tests relating to the Owned Real Property;

(www)	the Company and its Subsidiaries have good registered and marketable title to the Owned Real Property free of all Liens, and property rights (including access rights) as are necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted or contemplated to be conducted, and there are no outstanding options or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein;

(xxx)	the Company does not have knowledge of any claim or basis for any claim that might or could adversely affect the right of the Company to use, transfer or otherwise exploit the Owned Real Property or Leased Premises;

(yyy)	other than as publicly disclosed or publicly available, the Company is not aware of any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company presently in force or, to its knowledge, proposed to be brought into force, or any pending or contemplated change to any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company or any Subsidiary presently in force, that the Company anticipates the Company or any Subsidiary will be unable to comply with or which could reasonably be expected to materially adversely affect the business of the Company or any Subsidiary or the business environment or legal environment under which such entity operates;

(zzz)	(i) each of the Company and its Subsidiaries is in compliance, in all material respects, with the provisions of all Applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, (ii) no collective labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Company, threatened and no individual labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Company, threatened with any employee of the Company or its Subsidiaries and, to the knowledge of the Company, none has occurred during the past year, and (iii) no union has been accredited or otherwise designated to represent any employees of the Company or its Subsidiaries and, to the knowledge of the Company, no accreditation request or other representation question is pending with respect to the employees of the Company or its Subsidiaries and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Company’s or its Subsidiaries facilities and none is currently being negotiated by the Company or its Subsidiaries;

(aaaa)	each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or the Subsidiaries for the benefit of any current or former director, officer, employee or consultant (the “Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans. Neither the Company nor the Subsidiaries has or had any pension plan (as such term is defined in the relevant legislation of the applicable jurisdiction);

(bbbb)	all accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Company and the Subsidiaries;

(cccc)	all information and statements which have been prepared or furnished by the Company relating to the Company, its Subsidiaries and their respective business, property and liabilities and made available to the Underwriters, including the Offering Documents and all financial, marketing, sales and operational information with respect to the Company and its Subsidiaries provided to the Underwriters was, as of the date of such information or statements and is as of the date hereof, true and correct in all material respects, taken as a whole, and no fact or facts have been omitted therefrom which is or would have been necessary to make such information or statements not misleading in light of the circumstances under which such information was provided or statements were made, and such information and statements did not contain any misrepresentation;

(dddd)	the Company has not withheld from the Underwriters any material fact relating to the Company, any Subsidiary or to the Offering;

(eeee)	the minute books and corporate records of the Company and the Subsidiaries for the period from incorporation to the date hereof made available to the Underwriters contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders and the directors (or any committee thereof) thereof and there have been no other meetings, resolutions or proceedings of the shareholders or directors of the Company or the Subsidiaries to the date hereof not reflected in such corporate records;

(ffff)	other than the Underwriters, there is no person acting or purporting to act at the request or on behalf of the Company that is entitled to any brokerage or finder’s fee or other compensation in connection with the transactions contemplated by this Agreement;

(gggg)	other than the Company, there is no person that is or will be entitled to demand the proceeds of this Offering under the terms of any agreement or instrument to which the Company is party (including any Debt Instrument or Material Agreement) or otherwise;

(hhhh)	each of the Company’s and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the Business of each of the Company and its Subsidiaries as currently conducted, free and clear of all bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants, except as would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect. Each of the Company and its Subsidiaries has implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) used in connection with their businesses, and to the knowledge of the Company, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. Each of the Company and its Subsidiaries is presently in compliance with Applicable Law, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data in all material respects and has taken commercially reasonable steps to protect such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification. Each of the Company and its Subsidiaries has taken all necessary actions to comply with the Canada’s Personal Information Protection and Electronic Documents Act (and all other Applicable Laws and regulations with respect to Personal Data for which any non compliance with same would be reasonably likely to have a Material Adverse Effect);

(iiii)	neither the Company nor its Subsidiaries nor any director, officer, employee, consultant, representative, affiliate or agent of the Company or its Subsidiaries has: (i) violated the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or the US. Foreign Corrupt Practices Act of 1977, as amended, or the rules and regulations promulgated thereunder (the “FCPA”) or other applicable anti-corruption laws, or (ii) offered, paid, promised to pay or authorized the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, the CFPOA or other applicable anti-corruption law;

(jjjj)	the Company and its Subsidiaries have conducted their businesses in compliance with the FCPA, the CFPOA and other applicable anti-corruption laws. Neither the Company nor its subsidiaries nor any director, officer, employee, consultant, representative, affiliate or agent of the Company or its subsidiaries has: (i) conducted or initiated any review, audit, or internal investigation that concluded the Company, any subsidiary, or any director, officer, employee, consultant, representative, affiliate or agent of the Company or any subsidiary violated such laws or committed any material wrongdoing; or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to noncompliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws;

(kkkk)	neither the Company nor its Subsidiaries nor any director, officer, employee, consultant, representative, affiliate or agent of the Company or any Subsidiary is a person (“Sanctioned Person”) currently the target of any sanctions administered or enforced by the United States government, including, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the Financial Transactions Reports Analysis Centre of Canada or other relevant sanctions authority (collectively, “Sanctions”), and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any Sanctioned Person, to fund any activities of or business with any Sanctioned Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Sanctioned Person (including any Sanctioned Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions;

(llll)	the operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with any applicable financial record.keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and international money laundering statutes, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Authority, authority or body or any arbitrator involving the Company or its subsidiaries with respect to the Money Laundering Laws is pending, or, to the knowledge of the Company, threatened;

(mmmm)	the attributes of the Offered Securities conform, in all material respects, with the description thereof contained under the heading “Description of Securities Being Distributed” in the Offering Documents;

(nnnn)	no Offering Document contains a misrepresentation;

(0000)	no supplier or customer (or group of suppliers or customers) that was or is significant to the Company or its Subsidiaries, has given the Company or its Subsidiaries notice or, to the Company’s knowledge, has taken any other action that has given the Company or its Subsidiaries any significant reason to believe that such supplier or customer (or group of suppliers or customers) will cease to supply or purchase, restrict the amount supplied or purchased, or adversely change its prices or terms to the Company of any products or services that are supplied or purchased that are material to the Company or its Subsidiaries;

(pppp)	the form of the certificate representing the Offered Securities, Compensation Options, Warrant Shares and Compensation Option Shares have been or will be duly approved by the directors of the Company and complies with or will comply with Applicable Laws and, to the extent applicable, the rules and policies of the Exchange;

(qqqq)	the Company is in compliance, in all material respects, with the provisions of NI 43-101, and has filed all technical reports required to be filed pursuant thereto; as of the date hereof there has been no change to the technical or scientific information in respect of any of the Material Properties or the Kingsville Dome Project which would result in any of the applicable Technical Reports (in the case of the Material Properties) not being a current technical report as of such date;

(rrrr)	all material information requested by the authors of the Technical Reports was made available to them, prior to the issuance of such report, for the purpose of preparing such report, which information, to the best of the knowledge of the Company, did not contain any misrepresentation at the time such information was so provided;

(ssss)	to the knowledge of the Company, no insider of the Company has a present intention to sell any securities of the Company held by it;

(tttt)	the information set forth in the Offering Documents relating to the estimates by the Company of mineral resources has been reviewed and verified by the authors described in the Offering Documents under the heading “Interests of Experts” and there have been no material adverse changes to such information since the date of delivery or preparation thereof;

(uuuu)	except as mandated by or in conformity with the recommendations of a Governmental Authority, there has been no closure or suspension of operations at the Material Properties or the Kingsville Dome Project or reduction in workforce productivity of the Company or its Subsidiaries as a result of the COVID-19 pandemic. The Company and its Subsidiaries have been monitoring the COVID-19 pandemic and the present and potential impacts at all of its operations and has put appropriate control measures, limitations, restrictions and procedures in place to ensure the wellness of all of its employees and surrounding communities where the Company and its Subsidiaries operate while continuing to operate; and

(vvvv)	since September 30, 2021, other than as disclosed in the Azarga BAR, the Company has carried on business in the ordinary course and, in each case, there has not been:

(i)	any material adverse change in the Business Assets, liabilities or obligations (absolute, accrued, contingent or otherwise), Business, condition (financial or otherwise) or results of operations of the Company or the Subsidiary,

(ii)	any material change in the share capital or long term debt of the Company or the Subsidiary,

(iii)	any adverse material change to the Company on a consolidated basis,

(iv)	any declaration, setting aside or payment of any dividend or other distribution with respect to any shares in the capital of the Company or any direct or indirect redemption, purchase or other acquisition of any shares, or

(v)	any change in accounting or tax practices followed by the Company or the Subsidiary.

6.	Closing Deliveries.

The closing of the purchase and sale of the Offered Securities shall be completed by electronic means at the Closing Time on the Closing Date or at such other times or times or on such other date or dates as the Company and Clams, on behalf of the Underwriters, may agree upon in writing. At the Closing Time:

(i)	the Company will deliver to Clams, or as Clams may direct, (i) via electronic deposit, the Offered Units, in each case registered in the name of “CDS & Co.” or in such other name or names as Clams may notify the Company in writing of not less than two Business Days prior to the Closing Time for deposit into the electronic book based system for clearing depository and entitlement services operated by CDS, or will be made and settled in CDS under the non-certificated inventory system (or in the case of certain U.S. Persons, via direct registration statement), and (ii) all further documentation as may be contemplated in this Agreement or as counsel to the Underwriters may reasonably require; against payment by the Underwriters to the Company (in accordance with their respective entitlements) of the aggregate Offering Price for the Offered Units being issued and sold under this Agreement, net of the Underwriters’ Commission and the Underwriters’ expenses contemplated in Section 14 of this Agreement, by certified cheque, bank draft or wire transfer payable to or as directed by the Company not less than two Business Days prior to the Closing Time; and

(ii)	the Company will deliver to Clarus, on behalf of the Underwriters, certificate(s) representing the aggregate number of Compensation Options issuable pursuant to the Offering.

7.	Underwriters’ Obligation to Purchase.

The obligation of the Underwriters under this Agreement to purchase the Offered Securities at the Closing Time and at any Over-Allotment Closing shall be subject to the satisfaction of each of the following conditions (it being understood that Clarus, on behalf of the Underwriters, may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of the following terms and conditions or any other or subsequent breach or non- compliance of the Company):

(a)	the Underwriters shall have received an opinion, dated as of the Closing Date and subject to customary qualifications, of Morton Law LLP, Canadian counsel to the Company, or from local counsel in the Qualifying Jurisdictions (it being understood that such counsel may rely to the extent appropriate in the circumstances, (i) as to matters of fact, on certificates of the Company executed on its behalf by a senior officer of the Company and on certificates of the Transfer Agent as to the issued capital of the Company; and (ii) as to matters of fact not independently established, on certificates of the Transfer Agent or a public official) with respect to the following matters:

(i)	as to the incorporation and valid existence of the Company;

(ii)	as to the authorized and issued share capital of the Company;

(iii)	the Subsidiaries are the only subsidiaries of the Company, and all securities of such Subsidiaries owned by the Company are held, directly or indirectly, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims and demands whatsoever;

(iv)	that the Company has all necessary corporate power and capacity: (i) to own or lease its properties and assets and to conduct its business, in each case in the manner contemplated in the Final Prospectus; and (ii) to execute, deliver and perform its obligations under the Transaction Documents;

(v)	that all necessary corporate action has been taken by the Company to authorize the execution and delivery of the Transaction Documents and the performance of the Company’s obligations hereunder and thereunder and the Transaction Documents constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to standard assumptions and qualifications;

(vi)	that all necessary corporate action has been taken by the Company to authorize: (i) the execution and delivery of the Preliminary Prospectus, the Final Prospectus and, if applicable, any Supplementary Material and the filing of such documents under Canadian Securities Laws; and (ii) the use and delivery of the U.S. Memorandum;

(vii)	that the Company has all necessary corporate power and capacity to: (i) execute and deliver the Transaction Documents and to perform its obligations hereunder and thereunder: (ii) to issue the Unit Shares; (iii) to create and issue the Warrants and to issue the Warrant Shares upon exercise of the Warrants in accordance with the terms of the Warrant Indenture; (iv) to create and issue the Compensation Options and to issue the Compensation Option Shares upon exercise of the Compensation Options in accordance with the terms of the Compensation Option Certificates; and (v) to create and grant the Over-Allotment Option and issue and sell the Additional Units, Additional Shares and/or Additional Warrants issuable upon exercise of the Over-Allotment Option;

(viii)	that the execution and delivery of the Transaction Documents, the performance by the Company of its obligations hereunder and thereunder and the issuance and sale of the Offered Securities, the issuance of the Warrant Shares on exercise of the Warrants, the issuance of the Compensation Options and the issuance of the Compensation Options Shares on exercise of the Compensation Options, and the creation and grant of the Over-Allotment Option and issue and sale of the Additional Units, Additional Shares and/or Additional Warrants issuable upon exercise of the Over-Allotment Option does not and will not (as the case may be) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, whether after notice or lapse of time or both, (A) any Applicable Laws, the Exchange policies or the BCBCA; (B) the resolutions of the board of directors or shareholders of the Company; or (C) the constating documents of the Company;

(ix)	that the Unit Shares, the Warrants and the Compensation Options have been validly authorized for issuance by the Company and, upon payment therefor and the issue thereof, the Unit Shares will be validly issued as fully paid and non-assessable Common Shares and the Warrants and Compensation Options will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms;

(x)	that the Warrant Shares issuable upon exercise of the Warrants have been reserved for issuance by the Company and, upon the payment of the exercise price therefor and the issue thereof in accordance with the terms of the Warrant Indenture, the Warrant Shares will be validly issued as fully paid and non-assessable Common Shares;

(xi)	that the Compensation Option Shares issuable upon exercise of the Compensation Options have been reserved for issuance by the Company and, upon the payment of the exercise price therefor and the issue thereof in accordance with the terms of the Compensation Option Certificates, the Compensation Option Shares will be validly issued as fully paid and non-assessable Common Shares;

(xii)	that the Over-Allotment Option has been duly and validly authorized and granted by the Company and Additional Shares and Additional Warrants issuable upon the exercise of the Over-Allotment Option have been duly and validly created, allotted and reserved for issuance by the Company and, upon the exercise of the Over-Allotment Option including receipt by the Company of payment in full therefor, the Additional Shares and the Additional Warrants will be duly and validly created, authorized, issued and outstanding as fully paid shares or securities (as the case may be) and, in the case of the Additional Shares, are non-assessable;

(xiii)	all necessary documents have been filed by the Company, all requisite proceedings have been taken by the Company and all approvals, permits, consents, orders and authorizations of the appropriate regulatory authority under Canadian Securities Laws have been obtained by the Company to qualify: (i) the distribution of the Offered Securities to the public in each of the Qualifying Jurisdictions through or to persons or companies who are duly and properly registered in an appropriate category of dealer registration under Canadian Securities Laws in which such person or company has engaged in the distribution of the Offered Securities and who have complied with the relevant provisions of the Canadian Securities Laws and the terms of their registration; (ii) the distribution of the Compensation Options to the Underwriters; (iii) and the grant of the Over-Allotment Option;

(xiv)	that the issuance by the Company of the Warrant Shares in the Qualifying Jurisdictions upon exercise of the Warrants in accordance with the terms and conditions of the Warrant Indenture will not be subject to the prospectus requirements of applicable Canadian Securities Laws and no documents will be required to be filed, no proceeding will be required to be taken and no approvals, permits, consents or authorizations of any of the Securities Commissions in the Qualifying Jurisdictions will be required to be obtained by the Company under applicable Canadian Securities Laws in connection with the distribution therewith;

(xv)	that the issuance by the Company of the Compensation Option Shares in the Qualifying Jurisdictions upon exercise of the Compensation Options in accordance with the terms and conditions of the Compensation Option Certificates will not be subject to the prospectus requirements of applicable Canadian Securities Laws and no documents will be required to be filed, no proceedings will be required to be taken and no approvals, permits, consents or authorizations of any of the Securities Commissions in the Qualifying Jurisdictions will be required to be obtained by the Company under applicable Canadian Securities Laws in connection the distribution therewith;

(xvi)	that there are no other documents or prospectus needing to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under Canadian Securities Laws in connection with the first trade of the Warrant Shares and the Compensation Option Shares by the holders thereof, as the case may be;

(xvii)	subject to the qualifications, assumptions, limitations and understandings set out therein, the statements set out in the Final Prospectus under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” are accurate summaries of the matters of Canadian income tax law discussed therein;

(xviii)	that the Offered Securities and the Compensation Options are accurately summarized in all material respects in the Final Prospectus;

(xix)	Computershare Trust Company of Canada is the duly appointed transfer agent and registrar for the Common Shares;

(xx)	Computershare Trust Company of Canada is the duly appointed warrant agent for the Warrants;

(xxi)	that the form of certificate representing the Common Shares, the Warrants, and the Compensation Options have been duly approved and adopted by the Company and each complies in all material respects with the constating documents of the Company, the BCBCA and the Exchange policies;

(xxii)	that, subject to the standard listing conditions, the Unit Shares, the Warrant Shares, the Compensation Option Shares, and if applicable, the Warrants, have been approved or conditionally approved for listing on the Exchange; and

(xxiii)	as to such other matters as may reasonably be requested by the Underwriters, in a form acceptable to the Underwriters, acting reasonably;

(b)	the Underwriters shall have received, at the Closing Time, a legal opinion dated the Closing Date, addressed to the Underwriters and the Purchasers, in form and substance acceptable to the Underwriters, from counsel to each Material Subsidiary, with respect to the following matters: (i) the organization and subsistence in good standing of the Subsidiary; (ii) the corporate power, capacity and authority of the Subsidiary to carry on its business as presently carried on and to own, lease and operate its properties and assets; (iii) the authorized and issued capital of the Subsidiary; (iv) the ownership of the issued and outstanding securities of the Subsidiary; and (v) such Material Subsidiary being current with all corporate filings required to be made under its respective jurisdictions of incorporation and all other jurisdictions in which it exists or carries on any material business, and has all necessary licences, leases, permits, authorizations and other approvals necessary to permit it to conduct its respective business as currently conducted;

(c)	if any Offered Units are sold to, or for the account or benefit of, persons in the United States or U.S. Persons, the Underwriters shall have received, at the Closing Time, a legal opinion dated the Closing Date, to be addressed to the Underwriters, in form and substance acceptable to the Underwriters, of Securities Law USA, PLLC, United States legal counsel to the Company (who may rely, to the extent appropriate in the circumstances, as to matters of fact, on certificates of Company officers, the Underwriters, public and exchange officials or the Company’s Auditors or Transfer Agent), to the effect that the offer and sale of the Offered Units to, or for the account or benefit of, persons in the United States and U.S. Persons are not required to be registered under the U.S. Securities Act, provided such offers and sales are made in accordance with this Agreement, including Schedule “B” hereto;

(d)	the Underwriters shall have received a favourable title opinion dated the Closing Date regarding each of the Material Properties and the Kingsville Dome Project in form and substance satisfactory to the Underwriters, acting reasonably, as to the title and ownership interest in, and good standing of the Material Properties and the Kingsville Dome Project pursuant to Applicable Laws;

(e)	the Underwriters shall have received a certificate dated as of the Closing Date, as applicable, of each of its Material Subsidiaries signed by an appropriate officer of its Material Subsidiaries, addressed to the Underwriters and their legal counsel, in form and substance satisfactory to the Underwriters, acting reasonably, certifying for and on behalf of its Material Subsidiaries and not in their personal capacity that, to the actual knowledge of the person signing such certificate, after having made due and relevant inquiry, as to (i) the corporate good standing, and (ii) as to the authorized capital and ownership thereof, of such Material Subsidiary;

(f)	the Underwriters shall have received a certificate of status (or the equivalent thereof pursuant to the relevant governing legislation) dated within one Business Day prior to the Closing Date from the Company and each Subsidiary;

(g)	the Underwriters shall have received a certificate from the Company, dated as of the Closing Date and addressed to the Underwriters, signed by an officer of such person with respect to the constating documents of the Company, all resolutions of the Company’s board of directors relating to the Offering, the incumbency and specimen signatures of signing officers, and such other matters as the Underwriters may reasonably request;

(h)	the Underwriters shall have received a certificate, dated as of the Closing Date, of the Chief Executive Officer and the Chief Financial Officer of the Company (or such other officer or officers of the Company acceptable to the Underwriters, acting reasonably), to the effect that, to the best of their knowledge, information and belief, after due enquiry and without personal liability, that:

(i)	the representations and warranties of the Company in this Agreement are true and correct in all material respects (other than those subject to materiality, which shall be true and correct in all respects) as if made at and as of the Closing Time and the Company has performed in all material respects all covenants and agreements and satisfied in all material respects all conditions on its part to be performed or satisfied at or prior to the Closing Time;

(ii)	no order, ruling or determination having the effect of suspending the sale or ceasing, suspending or restricting the trading of the Common Shares in the Qualifying Jurisdictions has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending or threatened;

(iii)	the minutes or resolutions or other records of various proceedings and actions of the Company’s board of directors relating to the Offering and delivered at Closing are full, true and correct copies thereof and have not been modified or rescinded as of the date thereof;

(iv)	(A) since the respective dates as of which information is given in the Final Prospectus: there has been no Material Adverse Effect, material change or event or occurrence that would reasonably be expected to result in a Material Adverse Effect or material change, or which fact or change is, or may be, of such a nature as to render any statement in the Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Prospectus or which would result in the Prospectus not complying with Canadian Securities Laws; and (B) no transaction has been entered into by the Company or any Subsidiary which is material to the Company on a consolidated basis, other than as disclosed in the Final Prospectus or the Supplementary Material, as the case may be; and

(v)	the Prospectus is true and correct in all material respects and contains no misrepresentation, constitutes full, true and plain disclosure of all material facts relating to the Offered Securities and to the Company and its Subsidiaries considered as a whole and does not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

(i)	the Underwriters shall have received a letter dated as of the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, from each of the Company’s Auditors and Azarga’s Auditors confirming the continued accuracy of the comfort letters to be delivered to the Underwriters pursuant to Section 3(d) with such changes as may be necessary to bring the information in such letters forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Underwriters, acting reasonably;

(j)	the Underwriters shall have received the executed lock-up agreements, in favour of the Underwriters, from each director, officer, and principal shareholder of the Company and their respective associates, each in a form satisfactory to the Underwriters as required pursuant to Section 1(o) of this Agreement;

(k)	the Unit Shares, Warrant Shares and Compensation Option Shares shall have been approved or conditionally approved for listing on the Exchange, subject only to the standard listing conditions;

(1)	the Underwriters shall have received a certificate from the Transfer Agent as to the number of Common Shares issued and outstanding as at the end of the Business Day on the date prior to the Closing Date;

(m)	the Underwriters shall have received a certificate or other satisfactory evidence from the warrant agent as to its appointment and acceptance pursuant to the Warrant Indenture;

(n)	the Underwriters shall have received a duly executed copy of the Warrant Indenture;

(o)	there shall not be any misrepresentation in the Offering Documents or any undisclosed material change or undisclosed material facts relating to the Company or the Offered Units;

(p)	the Company shall have received a Preliminary Receipt and a Final Receipt qualifying the Offered Units and the Compensation Options for distribution in the Qualifying Jurisdictions, and neither the Preliminary Receipt nor the Final Receipt shall be invalid or have been revoked or rescinded by any Securities Commission;

(q)	the Underwriters shall have received the definitive certificate or certificates, as the case may be, evidencing the Compensation Options;

(r)	the Underwriters shall not have exercised any rights of termination set forth in this Agreement; and

(s)	the Underwriters shall have received at the Closing Date such further certificates, opinions of counsel and other documentation from the Company contemplated herein, provided, however, that the Underwriters or their counsel shall request any such certificate or document within a reasonable period prior to the Closing Time that is sufficient for the Company to obtain and deliver such certificate, opinion or document.

The Company agrees that the aforesaid legal opinions and certificates to be delivered at the Closing Time will be addressed to the Underwriters and the Underwriters’ counsel.

8.	Exercise of Over-Allotment Option.

(a)	The Over-Allotment Option shall be exercisable, in whole or in part, and from time to time, by the Underwriters by giving written notice to the Company on or before a date that is not later than 30 days following the Closing Date. Any such election to purchase Additional Units, Additional Shares and/or Additional Warrants may be exercised only by written notice from Clarus, on behalf of the Underwriters, to the Company (the “Over-Allotment Option Notice”) by 9:00 a.m. (Toronto time) on or before the 30th day following the Closing Date, such notice to set forth: (i) the aggregate number of Additional Units, Additional Shares and/or Additional Warrants to be purchased; and (ii) the date for the purchase of the Additional Units, Additional Shares and/or Additional Warrants (the “Over-Allotment Closing Date”), provided that such date shall not be less than two Business Days (as defined herein) following the date of such notice. Pursuant to the Over-Allotment Option Notice, the Underwriters shall severally, and not jointly, nor jointly and severally, purchase in their respective percentages set out in Section 16 of this Agreement, and the Company shall deliver and sell, the number of Additional Units, Additional Shares and/or Additional Warrants indicated in such notice, in accordance with the provisions of this Agreement.

(b)	The obligation of the Underwriters to purchase the Additional Units, Additional Shares and/or Additional Warrants at the Over-Allotment Closing Time (in the event that the Over-Allotment Option is exercised by Clams) shall be subject to the accuracy in all material respects of the representations and warranties of the Company contained in this Agreement (other than those subject to materiality, which should be true and correct in all respects) as of the Over-Allotment Closing Date and the performance in all material respects by the Company of its obligations under this Agreement. Any such closing shall be referred to as an “Over-Allotment Closing” and shall be conducted in the same manner as the Closing. At any Over-Allotment Closing, the Company and the Underwriters shall make all necessary payments and the Company shall, at its sole expense, deliver all of the certificates, opinions and other documents to be delivered by it on the Closing Date, each updated to the date of any such Over-Allotment Closing.

9.	All Terms to be Conditions.

The Company agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company and that it will use its best efforts to cause all such conditions to be complied with. Any breach or failure to comply with any of them (including those in Section 7) will entitle the Underwriters (or any one of them) to terminate their obligations to purchase the Offered Securities by written notice to that effect given to the Company at or prior to the Closing Time or the Over-Allotment Closing Time, as applicable. It is understood that the Underwriters may waive, in whole or in part, or extent the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

10.	Termination Rights.

The Underwriters (or any one of them) shall be entitled to terminate their obligations hereunder by written notice to that effect given to the Company and Clams at or prior to the Closing Time if:

(a)	(i) there should occur any material change or change in a material fact in the Business, operations, affairs (including the departure of the Company’s CEO or CFO (or persons in equivalent position)), financial condition, assets, liabilities (contingent or otherwise), of the Company and its Subsidiaries (taken as a whole) which, in the reasonable opinion of the Underwriters, or any one of them, has or could be expected to have a material adverse effect on the market price, value or marketability of the Offered Units or other securities of the Company; or (ii) the Underwriters, or any one of them, shall become aware of any previously undisclosed material fact with respect to the Company which, in the reasonable opinion of the Underwriters, or any one of them, has or could be expected to have a material adverse effect on the market price, value or marketability of the Offered Units or other securities of the Company;

(b)	there should develop, occur or come into effect or existence any event, action, state, or condition, or any action, law or regulation, inquiry, including, without limitation, terrorism, accident, pandemic (including any material escalation in the severity of the COVID-19 pandemic from the date hereof), natural disaster, public protest, or major financial, political or economic occurrence of national or international consequence, or any action, government, law, regulation, inquiry or other occurrence of any nature, which, in the reasonable opinion of the Underwriters (or any one of them), materially adversely affects or involves, the financial markets or may materially adversely affect or involve, the business, operations or affairs of the Company and the Subsidiaries (taken as a whole) or the market price or value of the Offered Securities;

(c)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) in relation to the Company or any of its Subsidiaries, or any of the directors, officers, or principal shareholders of the Company or its Subsidiaries, is announced, commenced or threatened by any securities commission or similar regulatory authority, the Exchange, or any other competent authority or any order has been issued under or pursuant to any statute of Canada or of any province of Canada or of any other jurisdiction, or any other applicable law or regulatory authority (unless based solely on the activities or alleged activities of the Underwriters), or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the sole opinion of the Underwriters or any one of them, acting reasonably, the change, announcement, commencement or threatening thereof materially adversely affects the Company and its Subsidiaries (taken as whole) or materially prevents or restricts the trading in, or materially adversely affects the distribution, market price or value or marketability of the Offered Securities;

(d)	the Company has not obtained a Final Receipt qualifying the distribution of the Offered Securities, the grant of the Over-Allotment Option and the distribution of the Compensation Options in the Qualifying Jurisdictions by March 21, 2022;

(e)	any order to cease or suspend trading in any securities of the Company or prohibiting or restricting the distribution of the Offered Units or the Common Shares is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange or other competent authority, and which order has not been rescinded, revoked or withdrawn; or

(f)	the Underwriters, or any one of them, acting reasonably, determines that the Company shall be in breach of, default under or non-compliance with any covenant, term, condition or material representation or warranty of this Agreement.

11.	Exercise of Termination Right.

If this Agreement is terminated by any of the Underwriters pursuant to Section 10, there shall be no further liability to the Company on the part of such Underwriter or of the Company to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Sections 13 and 14. The right of the Underwriters (or any one of them) to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under Section 10 shall not be binding upon the other Underwriters.

12.	Survival of Representations, Warranties and Covenants.

All representations, warranties, covenants and agreements of the Company and/or the Underwriters herein contained or contained in documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive for a period ending on the date that is three years following the Closing Date. Notwithstanding the preceding sentence, Section 13 shall survive the purchase and sale of the Offered Securities and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters or the Company, as the case may be, regardless of any subsequent disposition of the Offered Securities or any investigation by or on behalf of the Underwriters with respect thereto without limitation other than any limitation requirements of Applicable Laws. The Underwriters and the Company shall be entitled to rely on the representations and warranties of the Company or the Underwriters, as the case may be, contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters or the Company may undertake or which may be undertaken on their behalf.

13.	Indemnity and Contribution.

(a)	The Company agrees to indemnify and save harmless the Underwriters, their affiliates and their respective directors, officers, employees, partners, agents, shareholders, and each other person, if any, controlling the Underwriters or any of their subsidiaries (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all any and all losses, claims (including shareholder actions, derivative or otherwise), actions, suits, proceedings, damages, liabilities or expenses of whatever nature or kind, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims, and the reasonable fees, expenses and taxes of their counsel (collectively, the “Losses”) that may be incurred in investigating or advising with respect to and/or defending or settling any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) or to which the Indemnified Parties may become subject or otherwise involved in any capacity insofar as such Claims relate to, are caused by, result from, arise out of or are based, directly or indirectly upon:

(i)	the performance of professional services rendered to the Company by the Indemnified Parties under this Agreement or otherwise in connection with the matters referred to in this Agreement;

(ii)	any breach of or default under any representation, warranty, covenant or agreement made by the Company contained in this Agreement or in any certificate or other document of the Company or of any officers thereof delivered under this Agreement or pursuant hereto or the failure of the Company to comply with any of their obligations under this Agreement;

(iii)	any statement or information contained in any of the Offering Documents or any other material filed or delivered by or on behalf of the Company in connection with the Offering (other than any statement relating solely to the Underwriters and provided by the Underwriters in writing for inclusion in such document) containing or being alleged to contain a misrepresentation (for the purposes of applicable Securities Laws) or being alleged to be untrue, false or misleading;

(iv)	any omission to state in any of the Offering Documents or in any certificate of the Company delivered under this Agreement or pursuant to this Agreement or any other document or material filed or delivered by or on behalf of the Company in connection with the Offering (other than any statement relating solely to the Underwriters and provided by the Underwriters in writing for inclusion in such document), required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(v)	the non-compliance or alleged non-compliance by the Company with any requirement of applicable Securities Laws; or

(vi)	any order made or inquiry, investigation or proceedings (formal or informal) commenced or threatened by any officer or official of any Governmental Authority based upon the circumstances described in Section 13(a)(iii) above which operates to prevent or restrict trading in or distribution of the Offered Securities or any other securities of the Company in any of the Qualifying Jurisdictions or based upon any failure of the Company to comply with applicable Securities Laws preventing or restricting the trading in or the sale of the Offered Securities or related activities in any of the Qualifying Jurisdictions or the United States;

(b)	The Company agrees that in no event will any Indemnified Party be liable or obligated in any manger for any damages (including, actual, consequential, exemplary or punitive damages, or lost profits) in excess of the Underwriters’ Commission and the Company agrees not to seek or claim any such damages or profits in any circumstance and in no event, shall an Underwriter be responsible for any amount in excess of the amount of the Underwriters’ Commission actually received by such Underwriter.

(c)	This indemnity shall not be available to any Indemnified Party in relation to any Losses which are determined by a court of competent jurisdiction in a final judgement that has become non appealable to have resulted primarily from the Indemnified Party’s fraud, gross negligence or wilful misconduct.

(d)	If a Claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Company, the Indemnified Party will give the Company prompt written notice of any such Claim of which the Indemnified Party has knowledge and the Company will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected, acting reasonably, and the payment of all expenses. Failure by the Indemnified Party to so notify will not relieve the Company of its obligation of indemnification under this Agreement unless (and only to the extent that) such failure results in forfeiture by the Company of substantive rights or defences.

(e)	No admission of liability and no settlement, compromise or termination of any Claim will be made without the Company’s written consent and the written consent of the Indemnified Parties affected, such consents not to be unreasonably withheld or delayed. Notwithstanding that the Company will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:

(i)	employment of such counsel has been authorized in writing by the Company;

(ii)	the Company has not assumed the defence of the action within a reasonable time period after receiving notice of the claim;

(iii)	the named parties to any such claim include both the Company and the Indemnified Party and the Indemnified Party will have been advised by counsel to the Indemnified Party that there may be a conflict of interest between the Company and the Indemnified Party; or

(iv)	there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Company such that there may be a conflict of interest between the Company and the Indemnified Party;

in which case such fees and expenses of such counsel to the Indemnified Party will be for the Company’s account. The rights accorded to the Indemnified Parties under this Agreement will be in addition to any rights an Indemnified Party may have at common law or otherwise.

(f)	The Company will not, without the Indemnified Party’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought under this Agreement (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Party from liabilities arising out of such action, suit proceeding investigation or claim.

(g)	The Company agrees to waive any right the Company may have of first requiring the Indemnified Party to proceed against or enforce any right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

(h)	The Company agrees that if any Claim shall be brought or commenced against the Company and/or any Indemnified Party and the personnel of such Indemnified Party shall be required to testify in connection therewith or shall be required to participate or respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Company by the Indemnified Parties, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party monthly for time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and reasonable out of pocket expenses incurred by the personnel of the Indemnified Party in connection therewith) shall be paid by the Company as they occur.

(i)	The Company hereby constitutes Clams as trustee for each of the other Indemnified Parties of the Company’s covenants under this indemnity with respect to such persons and Clarus agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

(i)	The indemnity and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties who are not signatories hereto and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company and the Indemnified Parties.

Contribution

(k)	In order to provide for a just and equitable contribution in circumstances in which the indemnity provided for above would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Company and the Underwriters shall contribute to the aggregate of all claims, expenses, costs and liabilities (including any legal expenses reasonably incurred by the Indemnified Party in connection with any claim which is the subject of this Section) and all losses of a nature provided for above in such proportions as is appropriate to reflect not only the benefits received by the Company, on one hand, and the Underwriters, on the other hand, but also the relative fault of the Company and the Underwriters, as well as any equitable considerations; provided that, the Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of the Underwriters’ Commission paid by the Company to the Underwriters realized from the sale of the Offered Securities and the Company shall be responsible for the balance, whether or not it has been sued, provided that, in no event, shall an Underwriter be responsible for any amount in excess of the amount of the Underwriters’ Commission actually received by such Underwriter.

(1)	The Company hereby waives all rights which it may have by statute or common law to recover contribution from the Underwriters in respect of losses, claims, costs, damages, expenses or liabilities which any of them may suffer or incur directly or indirectly (in this paragraph, “losses”) by reason of or in consequence of a document containing a misrepresentation; provided, however, that such waiver shall not apply in respect of losses by reason of or in consequence of any misrepresentation which is based upon or results from information or statements furnished by or relating solely to the Underwriters.

(m)	In the event that the Company may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, or pursuant to the foregoing paragraph, the Company shall be limited to contribution in an amount not exceeding the lesser of: (i) the portion of the full amount of losses, claims, costs, damages, expenses and liabilities, giving rise to such contribution for which the Underwriters are responsible, as determined above; and (ii) the amount of the Underwriters’ Commission actually received by the Underwriters. Notwithstanding the foregoing, a party guilty of fraudulent misrepresentation shall not be entitled to contribution from the other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this Section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this Section.

(n)	The rights to indemnity and contribution provided in this Agreement shall be in addition to and not in derogation of any other right to indemnity or contribution which the Underwriters may have by statute or otherwise by law.

14.	Expenses.

The Company shall pay all expenses and fees in connection with the Offering, including, (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Securities and the filing of the Prospectus; (ii) the fees and expenses of the Company’s legal counsel and of local counsel to the Company; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering; (iv) the reasonable out-of-pocket expenses of the Underwriters (including applicable taxes); and (v) the fees and disbursements of the Underwriters’ legal counsel up to a maximum of$[redacted], exclusive of disbursements and applicable taxes. All reasonable fees and expenses (plus applicable Taxes) incurred by the Underwriters or on their behalf shall be payable by the Company promptly upon receiving an invoice therefor from the Underwriters and shall be payable whether or not the Offering is completed. At the option of Clarus, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Company on the Closing Date and any Over-Allotment Closing Date.

15.	Advertisements.

Neither the Company nor any of the Underwriters shall make any public announcement in connection with the Offering, except if the other party (provided that Clarus shall represent the Underwriters in this regard) has consented to such announcement or the announcement is required by applicable laws or stock exchange rules. In such event, the party proposing to make the announcement will provide the other party with a reasonable opportunity, in the circumstances, to review a draft of the proposed announcement and to provide comments thereon.

16.	Underwriters’ Obligations.

The Underwriters’ obligations under this Agreement shall be several and not joint, and the Underwriters’ respective obligations and rights and benefits hereunder shall be as to the following percentages set out below. Furthermore, subject to the terms of this Agreement, the parties hereto agree and acknowledge that the Underwriters’ Commission and the Compensation Options shall be apportioned as follows: (i) step-up fee equal to 5.0% of the Underwriter’s Commission to Clarus in consideration for the work rendered by Clarus in respect of the Offering, and (ii) the Compensation Options, and the remainder of the Underwriters’ Commission among the Underwriters in the percentages set out below:

Clarus Securities Inc.	70%
PI Financial Corp.	20%
Red Cloud Securities Inc.	10%

If an Underwriter (a “Refusing Underwriter”) shall not complete the purchase and sale of the Offered Securities which such Underwriter has agreed to purchase hereunder for any reason whatsoever at the Closing Time or the Over-Allotment Closing Time, as the case may be, the other non-Refusing Underwriters (the “Continuing Underwriters”) shall be entitled, at their option, to purchase all but not less than all of the Offered Securities which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Offered Securities to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing. If the Continuing Underwriters do not elect to purchase the balance of the Offered Securities pursuant to the foregoing:

(a)	the Continuing Underwriters shall not be obliged to purchase any of the Offered Securities that any Refusing Underwriter is obligated to purchase;

(b)	the Company shall not be obliged to sell less than all of the Offered Securities; and

(c)	the Company shall be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there shall be no further liability on the part of the Company or the Continuing Underwriters, except pursuant to the provisions of Sections 13 and 14. Notwithstanding the foregoing, the Refusing Underwriter shall not be entitled to the benefit of the provisions of Sections 13 and 14 following such termination.

17.	Underwriters’ Authority.

The Company shall be entitled to and shall act on any notice, request, direction and other communication given or agreement entered into by or on behalf of the Underwriters by Clarus who shall represent the Underwriters and have authority to bind the Underwriters hereunder, except for any matters pursuant to Sections 9, 10, 11 or 13.

18.	Over-Allotment.

In connection with the distribution of the Offered Units, the Underwriters and members of their selling group (if any) may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels above those which might otherwise prevail in the open market, in compliance with applicable Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.

19.	Notices.

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile delivered or electronic delivery to such other party as follows:

(a)	to the Company: enCore Energy Corp.
101 N. Shoreline Blvd, Suite 450
Corpus Christi, Texas
78401

	Attention:	[redacted]
	Email:	[redacted]

with a copy (which shall not constitute notice hereunder) to:

Morton Law LLP
1200-750 W. Pender Street
Vancouver, BC V6C 2T8

	Attention:	Edward Mayerhofer
	Email:	elm@mortonlaw.com

(b)	to the Underwriters:

Clarus Securities Inc.
130 King Street W., Suite 3640, P.O. Box 38
Toronto, Ontario M5X 1A9

	Attention:	[redacted]
	Email:	[redacted]

and to,

PI Financial Corp.
40 King Street West, Suite 3401
Toronto, Ontario M5H 3Y2

	Attention:	[redacted]
	Email:	[redacted]

and to,

Red Cloud Securities Inc.
120 Adelaide Street West, Suite 1400
Toronto, Ontario M5H 1Tl

	Attention:	[redacted]
	Email:	[redacted]

with a copy (which shall not constitute notice hereunder) to:

Borden Ladner Gervais LLP
22 Adelaide Street West
Toronto, Ontario M5H 4E3

Attention:	Andrew Powers
Email:	apowers@blg.com

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by electronic transmission and shall be deemed to have been given when: (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by electronic transmission on the first Business Day following the day on which it is sent. Notice transmitted by email shall be deemed given on the day of transmission.

20.	Time of the Essence.

Time shall, in all respects, be of the essence hereof.

21.	Entire Agreement.

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings, including the Bid Letter. This Agreement may be amended or modified in any respect by written instrument only.

22.	Assignment.

Except as contemplated herein, no party hereto may assign this Agreement or any part hereof without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall enure to the benefit of, and shall be binding upon, the Company and the Underwriters and their successors and legal representatives, and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions contained in this Agreement, this Agreement and all conditions and provisions of this Agreement being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person except that the covenants and indemnities of the Company set out under the heading “Indemnity and Contribution” shall also be for the benefit of the Indemnified Parties.

23.	Severability.

If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

24.	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The parties irrevocably attorn to the jurisdiction of the courts of the Province of Ontario, which will have non-exclusive jurisdiction over any matter arising out of this Agreement.

25.	Successors and Assigns.

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company and the Underwriters and their respective successors and assigns.

26.	Further Assurances.

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

27.	Counterparts and Electronic or Facsimile Copies.

This Agreement may be executed in any number of counterparts and by facsimile or other electronic transmission (in PDF), each of which so executed will constitute an original and all of which taken together shall form one and the same agreement.

28.	Conflict.

The Company acknowledges that the Underwriters and their affiliates carry on a range of businesses, including providing stockbroking, investment advisory, research, investment management and custodial services to clients and trading in financial products as agent or principal. It is possible that the Underwriters and other entities in their respective groups that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Company agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Company’s interests under this Agreement.

29.	No Fiduciary Duty.

The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Offered Securities. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Company’s securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company. The Company and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Company and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters). The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

30.	Underwriters’ Advice.

The Company acknowledges and agrees that all written and oral opinions, advice, analyses and materials provided by the Underwriters in connection with this Agreement and their engagement hereunder are intended solely for the Company’s benefit and the Company’s internal use only with respect to the Offering and the Company agrees that no such opinion, advice, analysis or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without the Underwriters’ prior written consent in each specific instance. Any advice or opinions given by any of the Underwriters hereunder will be made subject to, and will be based upon, such assumptions, limitations, qualifications, and reservations as such Underwriter(s), in its/their sole judgment, deems necessary or prudent in the circumstances. The Underwriters expressly disclaim any liability or responsibility by reason of any unauthorized use, publication, distribution of or reference to any oral or written opinions or advice or materials provided by the Underwriters or any unauthorized reference to any of the Underwriters or this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and returning one executed copy to the Underwriters.

Yours very truly,

CLARUS SECURITIES INC.

Per:	(signed) "Robert Orviss"
Authorized Signing Officer

PI FINANCIAL CORP.

Per:	(signed) "Russell Mills"
Authorized Signing Officer

RED CLOUD SECURITIES INC.

Per:	(signed) "Bruce Tatters"
Authorized Signing Officer

The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

ENCORE ENERGY CORP.

Per:	(signed) "William Sheriff'
Authorized Signing Officer

SCHEDULE “A”

SUBSIDIARIES

Name of Subsidiary	Governing Jurisdiction	Ownership Interest of Company (directly or beneficially)%
Azarga Uranium Corp.	British Columbia	l 00% directly
Powertech (USA) Inc.	South Dakota	l 00% indirectly through Azarga Uranium Corp
URZ Energy Corp.	British Columbia	100% indirectly through Azarga Uranium Corp.
Ucolo Exploration Corp.	Utah	l 00% indirectly through URZ Energy Corp.
Azarga Resources Ltd.	British Virgin Islands	l 00% indirectly through Azarga Uranium Corp.
Azarga Resources (Hong Kong) Ltd.	Hong Kong	100% indirectly through Azarga Resources Ltd.
Azarga Resources Canada Ltd.	British Columbia	l 00% indirectly through Azarga Resources Ltd.
Azarga Resources USA Company	Colorado	100% indirectly through Azarga Resources Ltd.
enCore Energy US Corp	Nevada	100% directly
Belt Line Resources, Inc.	Texas	100% indirectly through enCore Energy US Corp.
HRI-Churchrock, Inc.	Delaware	100% indirectly through enCore Energy US Corp.
Hydro Restoration Corporation	Delaware	100% indirectly through enCore Energy US Corp.
Metamin Enterprises US Inc.	Nevada	100% indirectly through enCore Energy US Corp.
Neutron Energy, Inc.	Nevada	100% indirectly through enCore Energy US Corp.

Name of Subsidiary	Governing Jurisdiction	Ownership Interest of Company (directly or beneficially)%
Tigris Uranium US Corp	Nevada	100% indirectly through enCore Energy US Corp.
Uranco, Inc.	Delaware	100% indirect!y through enCore Energy US Corp.
Uranium Resources, Inc.	Delaware	100% indirectly through enCore Energy US Corp.
URI, Inc	Delaware	100% indirectly through enCore Energy US Corp.
Cibola Resources, LLC	Delaware	100% indirectly through Neutron Energy, Inc.

SCHEDULE “B”

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

As used in this Schedule “B”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

“Accredited Investor” shall have the meaning ascribed thereto in Rule 501(a) of Regulation D under the

U.S. Securities Act;

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities or the Warrant Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities or the Warrants Shares;

“FINRA” means the Financial Industry Regulatory Authority, Inc.;

“Foreign Issuer” shall have the meaning ascribed thereto in Rule 902(e) of Regulation S;

“General Solicitation” or “General Advertising” means “general solicitation” or “general advertising”, as used in Rule 502(c) of Regulation D, including, without limitation, any advertisements, articles, notices or other communications published on the internet or in any newspaper, magazine or similar media or broadcast over radio, television, or the internet, or any seminar or meeting whose attendees were invited by general solicitation or general advertising;

“Offshore Transaction” means an “offshore transaction” as that term 1s defined in Rule 902(h) of Regulation S;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as that term is defined in Rule 144A;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act; and

“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter, on behalf of itself and its U.S. Affiliate, if any, represents, warrants and covenants to the Company, as at the date hereof and as at the Closing Date and any Over-Allotment Closing Date, that:

(1)	It acknowledges that the Offered Securities and the Warrant Shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and that the Offered Securities may not be offered or sold except in Offshore Transactions in accordance with Rule 903 of Regulation Sor to, or for the account or benefit of, persons in the United States or U.S. Persons pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A or Rule 506(b) of Regulation D, as applicable, and in reliance upon exemptions under applicable U.S. state securities laws.

(2)	In accordance with this Schedule “B”, it has only offered and sold and will only offer and sell the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons with whom it has a pre-existing substantive or business relationship and whom it reasonably believes are either Qualified Institutional Buyers pursuant to Rule 144A or Accredited Investors pursuant to Rule 506(b) of Regulation D, and, in each case, in compliance with applicable U.S. state securities laws. Except as set forth in the preceding sentence, the Underwriter has not made and will not make any offer to sell, solicitation of an offer to buy or sale of any of the Offered Securities unless such offer, solicitation of an offer or sale of the Offered Securities was made in an Offshore Transaction in compliance with Rule 903 of Regulation S.

(3)	It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons, except with its U.S. Affiliate, a Selling Firm, or with the prior written consent of the Company. It shall require its U.S. Affiliate and any Selling Firm to agree, for the benefit of the Company, to comply with the same provisions of this Schedule as apply to such Underwriter as if such U.S. Affiliate or Selling Firm was a party to this Underwriting Agreement.

(4)	Neither such Underwriter, nor its U.S. Affiliate, nor any persons acting on any of their behalf, has engaged or will engage in any Directed Selling Efforts.

(5)	All offers and sales of Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons have been and shall be made through the Underwriter’s U.S. Affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements. Such U.S. Affiliate is and will be, on the date of each offer or sale of Offered Securities to, or for the account or benefit of, a person in the United States or a U.S. Person, duly registered as a broker-dealer pursuant to Section l 5(b) of the U.S. Exchange Act and under the laws of each state where such offers and sales are made (unless exempted from such state’s registration requirements) and a member in good standing with FINRA. The U.S. Affiliate of the Underwriter offering and selling Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons in reliance upon Rule 144A is a Qualified Institutional Buyer.

(6)	Offers and sales of Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons by the Underwriter or its U.S. Affiliate have not been and shall not be made by any form of General Solicitation or General Advertising, or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

(7)	All purchasers of the Offered Securities who are, or are acting for the account or benefit of, persons in the United States or U.S. Persons or who were offered Offered Securities in the United States (“U.S. Purchasers”) shall be informed that the Offered Securities and the Warrant Shares have not been and will not be registered under the U.S. Securities Act and that the Offered Securities are being sold to them in reliance on Rule 144A or Rule 506(b) of Regulation D, as applicable, and in reliance upon similar exemptions from registration under applicable U.S. state securities laws.

(8)	It will ensure that each person that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person that was offered Offered Securities by it or its U.S. Affiliate has been or shall be provided with the U.S. Memorandum including the Preliminary Prospectus and/or the Final Prospectus, as applicable. It will ensure that each U.S. Purchaser purchasing Offered Securities from it or from the Company, through or arranged by its U.S. Affiliate, shall (i) be provided, prior to the Closing Time or Over-Allotment Closing Time, as applicable, with the U.S. Memorandum including the Final Prospectus; and (ii) execute and deliver to the Underwriters, the U.S. Affiliates and the Company either: (a) a U.S. QIB Investment Letter (a “U.S. QIB Letter”) substantially in the form attached as Exhibit I to the U.S. Memorandum (including the Final Prospectus) or (b) a U.S. Accredited Investor Subscription Agreement (a “U.S. Subscription Agreement”) substantially in the form attached as Exhibit II to the U.S. Memorandum (including the Final Prospectus).

(9)	None of the Underwriter, its affiliates (including its U.S. Affiliate) or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act with respect to the offer and sale of the Offered Securities.

(10)	At least one Business Day prior to the Closing Time or Over-Allotment Closing Time, as applicable, it will provide the Company and its transfer agent with a list of all U.S. Purchasers purchasing the Offered Securities from its U.S. Affiliate, or from the Company as arranged by its U.S. Affiliate.

(11)	At the Closing Time or Over-Allotment Closing Time, as applicable, the Underwriter, together with its U.S. Affiliate selling (or arranging for the Company to sell) Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons, will provide a certificate, substantially in the form of Exhibit “A” to this Schedule “B” relating to the manner of the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons or will be deemed to have represented and warranted that none of it, its affiliates or any person acting on any of their behalf has offered or sold Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

(12)	As of the Closing Date and Over-Allotment Closing Date, as applicable, with respect to offers and sales of Offered Securities to Accredited Investors pursuant to Rule 506(b) of Regulation D (the “Regulation D Securities”), the Underwriter represents that neither it, nor any of its general partners, managing members, directors, executive officers, other officers participating in offers and sales to Accredited Investors pursuant to Rule 506(b) of Regulation D or any other person associated with or acting on behalf of the above persons (including, but not limited to, the Underwriter’s U.S. Affiliate) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Regulation D Securities (each, an “Underwriter Covered Person” and, together, the “Underwriter Covered Persons”), is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(l)(i) to (viii) of Regulation D (a “Disqualification Event”) except for a Disqualification Event (i) contemplated by Rule 506(d)(2) of Regulation D and (ii) a description of which has been furnished in writing to the Company prior to the date thereof.

(13)	As of the Closing Date, the Underwriter represents that it is not aware of any person (other than any Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of U.S. Purchasers of Regulation D Securities.

(14)	The Underwriter will notify the Company in writing, prior to the Closing Date or Over-Allotment Closing Date, as applicable, of (i) any Disqualification Event relating to any Underwriter Covered Person not previously disclosed to the Company and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Underwriter Covered Person.

(15)	The Underwriter acknowledges that the Compensation Options and the Compensation Option Shares have not been registered under the U.S. Securities Act or the securities laws of any state of the United States. In connection with the issuance of the Compensation Options and the Compensation Option Shares, the Underwriter represents, warrants, and covenants that it is acquiring or will acquire the Compensation Options and the Compensation Option Shares as principal for its own account and not for the benefit of any other person. The Underwriter represents, warrants, and covenants that (i) it is not a U.S. Person and is not acquiring and will not acquire the Compensation Options or the Compensation Option Shares in the United States, or on behalf of a U.S. Person or a person located in the United States; and (ii) this Agreement was executed and delivered outside the United States. The Underwriter acknowledges and agrees that the Compensation Options may not be exercised in the United States or by or on behalf or for the benefit of a U.S. Person or a person in the United States, unless such exercise is not subject to, or is exempt from, registration under the U.S. Securities Act and applicable U.S. state securities laws. The Underwriter agrees that it will not engage in any Directed Selling Efforts with respect to any Compensation Options or Compensation Option Shares, and will not offer or sell any Compensation Options and the Compensation Option Shares in the United States except in compliance with an exemption from the registration requirements of the U.S. Securities Act and all applicable U.S. state securities laws.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees to and with the Underwriters, as at the date hereof, and as at the Closing Date and any Over-Allotment Closing Date, that:

(1)	(a) The Company is, and at the Closing Time and Over-Allotment Closing Time, as applicable, will be, a Foreign Issuer; (b) the Company is not now, and as a result of the offer and sale of Offered Securities contemplated hereby will not be, registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended; (c) none of the Company, any of its affiliates, or any person acting on any of their behalf (other than the Underwriters, their affiliates (including, without limitation their U.S. Affiliates) and any person acting on any of their behalf, as to which no representation, warranty, covenant or agreement is made), has engaged or will engage in any Directed Selling Efforts; and (d) none of the Company, any of its affiliates, or any person acting on any of their behalf (other than the Underwriters, their affiliates (including, without limitation their U.S. Affiliates) and any person acting on any of their behalf, as to which no representation, warranty, covenant or agreement is made) has engaged or will engage in any form of General Solicitation or General Advertising in connection with the offer or sale of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons, or has otherwise acted in a manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act, in connection with the offer or sale of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

(2)	The Company reasonably believes now that there is, and at the Closing Time and Over-Allotment Closing Time, as applicable, there will be, no “substantial U.S. market interest” with respect to its Common Shares or any other class of its equity securities, as such term is defined in Regulation S.

(3)	Except with respect to offers and sales in accordance with the Underwriting Agreement (including this Schedule “B”) to, or for the account or benefit of, persons in the United States or U.S. Persons to Accredited Investors in reliance upon the exemption from registration available under Rule 506(b) of Regulation D and Qualified Institutional Buyers in reliance upon the exemption from registration available under Rule 144A, none of the Company, its affiliates or any persons acting on any of their behalf (other than the Underwriters, their affiliates (including, without limitation their U.S. Affiliates) and any person acting on any of their behalf, as to which no representation, warranty, covenant or agreement is made) has offered or sold, or will offer or sell, any of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

(4)	None of the Company, its affiliates or any person acting on any of their behalf (other than the Underwriters, their affiliates (including, without limitation their U.S. Affiliates) and any person acting on any of their behalf, as to which no representation, warranty, covenant or agreement is made) has taken or will take any action that would cause the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A or Rule 506(b) of Regulation D to become unavailable with respect to the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons or which would cause the exclusion from such registration requirements set forth in Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Offered Securities in Offshore Transactions outside the United States to non-U.S. Persons.

(5)	The Offered Securities are not, and as of the Closing Time and any Over-Allotment Closing Time, as applicable, will not be, and no securities of the same class as the Offered Securities are or will be (a) listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, (b) quoted in a “U.S. automated inter-dealer quotation system,” as such term is used in Rule 144A, or (c) convertible or exchangeable into or exercisable for securities so listed or quoted at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than 10%.

(6)	For so long as the Offered Securities which have been sold to U.S. Purchasers in reliance upon Rule 144A pursuant hereto are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Company is neither (i) subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act nor (ii) exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Company shall provide to any holders of the Offered Securities which have been sold to U.S. Purchasers in reliance upon Rule 144A pursuant hereto, or to any prospective purchasers of such Offered Securities designated by such holders, upon request of such holders or prospective purchasers, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of such Offered Securities to effect resales under Rule 144A).

(7)	The Company has not, for a period of six months prior to the date hereof, sold, offered for sale or solicited any offer to buy, and will not, during the Offering and for a period of six months following the later of the Closing Date of the Over-Allotment Closing Date, sell, offer for sale or solicit any offer to buy, any of its securities in the United States in a manner that would be integrated with, and would cause the exemption provided by Rule 506(b) of Regulation Dor Rule 144A to become unavailable with respect to, the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons as contemplated by the Underwriting Agreement, including this Schedule “B”.

(8)	The Company will file within the prescribed time period(s) a Notice of Sales on FormD as required by Rule 503 of Regulation D with the United States Securities and Exchange Commission and any required filings with any applicable U.S. state securities commissions in connection with any sales of Offered Securities to Accredited Investors pursuant to Rule 506(b) of Regulation D.

(9)	For each taxable year in which the Company is a “passive foreign investment company” as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), if requested in writing by a U.S. Purchaser, the Company will provide such U.S. Purchaser with the required information within a commercially reasonable time period after its written request to enable it to make a qualified electing fund election under Section 1295 of the Internal Revenue Code and the applicable treasury regulations promulgated thereunder, and will use commercially reasonable efforts to satisfy all requirements described therein (which, for the avoidance of doubt, shall include providing a PFIC Annual Information Statement); provided, however, that the Company may elect to provide such information on its website.

(10)	Neither the Company nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminary or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

(11)	Neither the Company nor any of its affiliates has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act with respect to the offer or sale of the Offered Securities.

(12)	None of the Company or any of its predecessors or subsidiaries has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated under the U.S. Exchange Act.

(13)	As of the Closing Date and Over-Allotment Closing Date, as applicable, with respect to offers and sales of Regulation D Securities, none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the Offering, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Company in any capacity at the time of sale (other than any Underwriter Covered Person, as to whom no representation or warranty is made) (each, an “Issuer Covered Person” and, together, the “Issuer Covered Persons”) is subject to a Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) of Regulation D. The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Underwriters a copy of any disclosures provided thereunder.

(14)	As of the Closing Date and Over-Allotment Closing Date, as applicable, the Company is not aware of any person (other than any Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of U.S. Purchasers of Regulation D Securities.

(15)	The Company will notify the Underwriters in writing, prior to the Closing Date or Over-Allotment Closing Date, as applicable, of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

Exhibit “A” to Schedule “B”

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of the units (the “Offered Securities”) of enCore Energy Corp. (the “Company”) pursuant to the underwriting agreement dated as of March [7], 2022 among the Company and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned and [name of U.S. broker-dealer affiliate], its U.S. broker-dealer affiliate (the “U.S. Affiliate”), do hereby certify as follows:

(a)	we have offered and sold the Offered Securities in the United States and to U.S. Persons exclusively through the U.S. Affiliate, which is on the date hereof, and was on the date of each offer and sale of the Offered Securities made by it to, or for the account or benefit of, persons in the United States or U.S. Persons, a duly registered broker or dealer under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and the securities laws of each state in which an offer or sale of Offered Securities was made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc., and all offers and sales of Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons by or through the U.S. Affiliate have been and will be effected in accordance with all U.S. federal and state broker-dealer requirements;

(b)	each offeree of Offered Securities that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person was provided with a copy of one or both of the U.S. Memorandum, including the Preliminary Prospectus, and/or the U.S. Memorandum, including the Final Prospectus, and each U.S. Purchaser: (a) was provided, prior to the Closing Time or any Over-Allotment Closing Time, as applicable, with a copy of the U.S. Memorandum, including the Final Prospectus, and no other written material was used in connection with the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons; and (b) executed and delivered to the Underwriters and the Company either (x) a U.S. QIB Letter substantially in the form attached as Exhibit I to the U.S. Memorandum (including the Final Prospectus) or (y) a U.S. Subscription Agreement substantially in the form attached as Exhibit II to the U.S. Memorandum (including the Final Prospectus);

(c)	immediately prior to our soliciting such offerees, we had reasonable grounds to believe and did believe that each offeree was, and continue to believe that each U.S. Purchaser purchasing Offered Securities from or through us is, either a “qualified institutional buyer”, as defined in Rule 144A under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or an “accredited investor” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act, as applicable;

(d)	no form of “general solicitation” or “general advertising” (as those terms are used in Rule 502(c) of Regulation D under the U.S. Securities Act) or “directed selling efforts” (as such tennis defined in Rule 902(c) of Regulation Sunder the U.S. Securities Act) was used by us in connection with the offer or sale of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons;

(e)	none of (i) the undersigned, (ii) the undersigned’s general partners or managing members, (iii) any of the undersigned’s directors, executive officers or other officers participating in the offering of the Regulation D Securities, (iv) any of the undersigned’s general partners’ or managing members’ directors, executive officers or other officers participating in the offering of the Regulation D Securities or (v) any other person associated with any of the above persons that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Regulation D Securities (each, an “Underwriter Covered Person” and, collectively, the “Underwriter Covered Persons”), is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D (a “Disqualification Event”), except for a Disqualification Event (i) contemplated by Rule 506(d)(2) of Regulation D and (ii) a description of which has been furnished in writing to the Company prior to the date hereof;

(f)	we are not aware of any person (other than any Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of U.S. Purchasers of Regulation D Securities;

(g)	neither we nor any of our affiliates have taken or will take, directly or indirectly, any action in violation of Regulation Munder the U.S. Exchange Act with respect to the offer or sale of the Offered Securities; and

(h)	the offering of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons has been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule “B” hereto.

Unless otherwise defined, terms used in this certificate have the meanings given to them in the Underwriting Agreement, including Schedule “B” thereto.

Dated this ______ day of ________, 2022.

[UNDERWRITER]

By:
Authorized Signing Officer

[U.S. AFFILIATE]

By:
Authorized Signing Officer